Notice of Annual and Special Meeting 2017
Management Information Circular – Proxy Statement

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When	Where
Thursday, June 8, 2017 4:00 p.m. (Eastern Time)	Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, L6J 2X1
Business of the Annual and Special Meeting of Common Shareholders
At the meeting, shareholders will be asked to:

1.	Receive the financial statements as at and for the year ended December 31, 2016 and the auditor’s report on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “A” to this Circular) approving an amendment to the Corporation’s Performance and Restricted Share Unit Plan (the full text of which is set out in Schedule “C” to this Circular);

5.
Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “B” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

6.	Consider any other business that may be properly brought before the Annual and Special Meeting of Common Shareholders or any adjournment thereof.

If you are unable to attend the meeting in person, your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 6, 2017 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

1.	Online at www.cstvotemyproxy.com

2.	By email to proxy@canstockta.com

3.	By facsimile to 416-368-2502 or 1-866-781-3111

4.	By touch-tone telephone at 1-888-489-5760

5.	By mail to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

By order of the Board of Directors,
(signed) “Kenneth Moore”
Kenneth Moore,
Chair of the Board of Directors
May 11, 2017

LETTER TO SHAREHOLDERS
Dear Fellow Shareholder,
We are pleased to invite you to attend the Annual and Special Meeting of Common Shareholders on Thursday, June 8, 2017. It will be held at the head office of Algonquin Power & Utilities Corp. (“APUC”), located at 354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1, at 4:00 p.m. (Eastern Time).
At the meeting, shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular. It contains important information about the business to be conducted at the meeting, the director nominees, the board of directors’ (“Board of Directors’” or “Board”) corporate governance practices, and our approach to compensation.
The meeting will provide shareholders with the opportunity to ask questions and meet with members of the board and management team. Shareholders will hear from management regarding future plans for APUC and a review of what we accomplished in 2016.
A LANDMARK YEAR
We experienced monumental and accretive growth over the past year, exponentially increasing our asset base to more than $10 billion with the successful completion of several key growth initiatives: we added 360 MW of generation capacity to our renewable energy fleet with the commissioning of the Odell and Deerfield Wind and Bakersfield II Solar facilities; we successfully completed the acquisition of The Empire District Electric Company (“Empire”) – the largest acquisition in our history; we made significant progress on our “March to a Million” utility customers campaign, growing our customer connections to nearly 800,000 with the welcoming of Empire and Park Water Company; and we listed our common shares on the New York Stock Exchange.
CREATING SHAREHOLDER VALUE
We remain committed to providing value to our shareholders through stable growth in our dividend and earnings per share. We are pleased to have delivered strong financial results in 2016, with revenues exceeding $1 billion for the second consecutive year and achieving year over year growth in both per share adjusted net earnings and adjusted funds from operations of nearly 25%. The continued strength in our financial performance has now supported seven consecutive years of double-digit growth in our dividend, including increases approved by the Board in May 2016 and again in January 2017.
STRENGTH IN DIVERSITY
As a public commitment to gender diversity, this past year we joined the 30% Club Canada, which is founded on the principle that stronger business performance and economic growth is positively correlated with the representation of women on boards and executive management teams. With the appointment of Melissa Stapleton Barnes last year, we are proud that 30% of our Board of Directors is now represented by female leadership.
BOARD ANNOUNCEMENTS
New to the director nominees this year is Mr. D. Randy Laney, who served as chair of the Empire board until January 2017. Mr. Laney’s U.S. regulated utility industry expertise and governance experience make him a valuable addition to our Board of Directors. Mr. Christopher Huskilson, who has been a valued member of the Board of Directors since 2009, will not be standing for re-election. We wish to thank Mr. Huskilson for his many contributions. Through his breadth of knowledge and experience in the power and utilities sector, he provided valuable insights that positively contributed to the success of the company.
The Board of Directors and management team thank you for your continued support, and we look forward to seeing you at the meeting. Please remember to exercise your vote, either in person at the meeting or by completing and sending in your proxy or voting instruction form prior to the meeting.
Yours Sincerely,

(signed) “Kenneth Moore”	(signed) “Ian Robertson”
Kenneth Moore Chair of the Board of Directors	Ian Robertson Chief Executive Officer

TABLE OF CONTENTS
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2
LETTER TO SHAREHOLDERS	3
SOLICITATION OF PROXIES	5
VOTING INFORMATION	6
Voting Instructions: Non-Registered Shareholders	6
Voting Instructions: Registered Shareholders	7
MATTERS TO BE ACTED UPON AT THE MEETING	8
1. Receipt of Financial Statements	8
2. Appointment of Auditor	8
3. Election of Directors	9
4. Amendment to Share Unit Plan	9
5. Advisory Vote on Executive Compensation	10
DIRECTOR NOMINEES	11
CORPORATE GOVERNANCE PRACTICES	20
NON-MANAGEMENT DIRECTOR COMPENSATION	32
EXECUTIVE COMPENSATION	34
Letter to Shareholders from the Compensation Committee	34
Compensation Discussion & Analysis	41
ADDITIONAL INFORMATION	64
CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES	67
SCHEDULES
Schedule A: Share Unit Plan Amendment Resolution	68
Schedule B: Advisory Vote on Approach to Executive Compensation	69
Schedule C: Performance and Restricted Share Unit Plan	70
Schedule D: Mandate of the Board of Directors	83
Caution concerning forward-looking statements and forward-looking information
Certain statements included herein may contain “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws. These statements reflect the views of the Corporation with respect to future events, based upon assumptions relating to, among others, the performance of the Corporation’s assets as well as the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. Forward-looking statements and forward-looking information include, among others, statements with respect to the expected performance of the Corporation, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements and forward-looking information relate to future events and conditions, by their very nature they require the Corporation to make assumptions and involve inherent risks and uncertainties. The Corporation cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements and forward-looking information. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate and other risk factors. The Corporation cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this Circular and such expectations may change after this date. The Corporation reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. The Corporation is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

ALGONQUIN POWER & UTILITIES CORP. MANAGEMENT INFORMATION CIRCULAR – PROXY STATEMENT FOR THE ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS TO BE HELD ON THURSDAY, JUNE 8, 2017

SOLICITATION OF PROXIES

We are sending you this Management Information Circular / Proxy Statement (the “Circular”) to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. for use at our Annual and Special Meeting of Common Shareholders (the “Meeting”) on June 8, 2017, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder as of the close of business on April 28, 2017. We encourage you to review this Circular and to exercise your right to vote.
Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin Power & Utilities Corp. (“Algonquin”), the board of directors (“Board of Directors” or “Directors” or “Board”) of Algonquin or by Algonquin’s transfer agent, CST Trust Company, at a nominal cost. The costs of solicitation will be borne by Algonquin.
“Algonquin”, “the Corporation”, “APUC”, “we” and “our” means Algonquin Power & Utilities Corp., unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin Power & Utilities Corp.
All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. The information in this Circular is presented as of May 11, 2017 unless we have stated otherwise.
Approval of this Circular
The Board of Directors has approved the content and delivery of this Circular.

(signed) “Kenneth Moore”
Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.
May 11, 2017

It is important to vote your shares.
Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 6, 2017, or not less than 48 hours (excluding Saturday, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

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VOTING INFORMATION
You are asked to vote on the following items:

•	The re-appointment of Ernst & Young LLP as the auditor;

•	The election of directors for the ensuing year;

•
A resolution approving an amendment to the Corporation’s Performance and Restricted Share Unit Plan (the “Share Unit Plan”) such that the maximum number of Common Shares of the Corporation available for issuance from treasury upon the vesting of the performance share units and restricted share units outstanding be increased from a fixed maximum of 500,000 Common Shares to a fixed maximum of 7,000,000 Common Shares, subject to the other terms and conditions of the Share Unit Plan; and

•	An advisory resolution to accept the approach to executive compensation disclosed in this Circular.
Unless as otherwise specified, a simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting.
On April 28, 2017, the record date established for notice of the Meeting, there were 385,552,653 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy.
To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation’s Common Shares.

VOTING INSTRUCTIONS
You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions below based on whether you are a registered or non-registered Shareholder.
NON-REGISTERED SHAREHOLDERS
You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.
Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.
The Corporation has distributed copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

a)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or

b)
less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or CST Trust Company, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

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The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.
Voting in person at the Meeting
We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.
Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:

•	Stroke out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided.

•	Leave the voting instructions section blank because you will be voting at the Meeting.

•	When you arrive at the Meeting, present yourself to a representative at the registration table.
A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.
Changing your vote
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.
REGISTERED SHAREHOLDERS
You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.
Voting by proxy
Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.
You can choose another person or company to be your proxyholder, including someone who is not a Shareholder of Algonquin. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.
Voting at the Meeting

•	You do not need to complete or return your form of proxy if you plan to vote at the Meeting.

•	Simply attend the Meeting and present yourself to a representative at the registration table.

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Changing your vote
A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with CST Trust Company before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.
How your proxy will be voted
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.
PROCESSING THE VOTES
Proxies are counted by our transfer agent, CST Trust Company. CST Trust Company protects the confidentiality of individual Shareholder votes, except if:

•	the Shareholder clearly intends to communicate his or her individual position to the Board or management; or

•	disclosure is necessary to comply with legal requirements.
VOTING RESULTS
Following the Meeting, a report on the voting results will be available on the investor centre of our website at www.algonquinpowerandutilities.com and will be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	RECEIPT OF FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2016 are included in the Annual Report. The Annual Report, which has been mailed to Shareholders, is available in electronic format on Algonquin’s website at www.algonquinpowerandutilities.com, and will also be presented at the Meeting.

2.	APPOINTMENT OF AUDITOR
The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit and recommends the re-appointment of Ernst & Young LLP as the independent external auditor. Ernst & Young LLP have been the auditors of the Corporation since 2013.

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The aggregate fees billed by Ernst & Young LLP during the last two fiscal years ended December 31, 2015 and December 31, 2016 were as follows:

Services	2016 Fees	2015 Fees
Audit Fees	$2,765,607	$2,420,650
Audit-Related Fees	$113,414	$98,835
Tax Compliance Fees	-	-
Other Tax Fees	$263,831	$375,600
All Other Fees	$5,800	$19,500
Total	$3,148,652	$2,914,585

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditor of the Corporation to hold office until the end of the next annual meeting of Shareholders or until a successor is appointed.

3.	ELECTION OF DIRECTORS
The Corporation’s Articles of Incorporation (“Articles”) provide that the Board is to consist of a minimum of three (3) and maximum of twenty (20) Directors. The number of Directors to be elected at the Meeting is nine (9). The nine (9) individuals nominated for election as Directors are listed in the “Director Nominees” section on page 11 of this Circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting or until his or her successor is duly elected or appointed.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this Circular.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

4.	AMENDMENT TO SHARE UNIT PLAN TO INCREASE NUMBER OF SHARES ISSUABLE FROM TREASURY UNDER THE SHARE UNIT PLAN TO 7,000,000
The Board adopted the Share Unit Plan with effect from January 2011 and amended the Share Unit Plan in March 2014. The Share Unit Plan was approved, as amended, by Shareholders at Algonquin’s 2014 annual and special Shareholders’ meeting.
At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Share Unit Plan Amendment Resolution”) in the form attached as Schedule “A” to this Circular, to increase the maximum number of Common Shares issuable from treasury under the Share Unit Plan. It is proposed that the existing fixed maximum of 500,000 Common Shares be amended to a fixed maximum of 7,000,000 Common Shares.
The purpose of the proposed increase is to allow the Corporation to increase the use of the performance share unit (“PSU”) and restricted share unit (“RSU”) awards in its long term compensation. In addition, the growth of the Corporation has resulted in an increase in employees eligible to participate in the Share Unit Plan. The current limit of 500,000 does not provide adequate capacity to service the increased participation. As of the date of this Circular, 283,759 Common Shares from treasury have been issued under the Share Unit Plan, representing approximately 0.07% of the outstanding Common Shares, and there are 5,304 RSUs and 604,118 PSUs outstanding which, assuming they vested and were settled in Common Shares, represent an additional 609,422 Common Shares, or approximately 0.16% of issued and outstanding Common Shares.

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The proposed increase will not result in a change in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security based compensation arrangements, since the maximum number of Common Shares issuable under the Corporation’s stock option plan is limited to the number of Common Shares equal to 8% of the outstanding shares less the Common Shares issuable from treasury under all other security based compensation plans of the Corporation. As a result, any increase to the number of Common Shares issuable from treasury under the Share Unit Plan will automatically result in a corresponding decrease to the maximum number of Common Shares issuable from treasury under the Stock Option Plan.
In addition to the proposed increase discussed above, on May 11, 2017, the Board approved the following changes to the Share Unit Plan: (i) the addition of a clawback provision consistent with the clawback policy adopted by the Compensation Committee of the Board (the “Compensation Committee”) in 2016; (ii) the extension of post-retirement vesting in a manner consistent with the employment agreements with executive management of the Corporation; (iii) to clarify the manner of settlement of vested PSUs and vested RSUs in Common Shares issued from treasury or purchased on the secondary market, or by payment in cash; (iv) to permit dividend equivalent units to be credited to a participant’s account in respect of dividends paid after vesting but before settlement; (v) the addition of conditions to the vesting and settlement of PSUs and RSUs upon the occurrence of a change of control of the Corporation; (vi) to permit the Corporation to satisfy liability for obligations related to the withholding of tax by forcing the sale of a participant’s Common Shares or requiring the participant to make arrangements in respect of such withholding obligations; and (vii) certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency. These changes are within the authority of the Board under the Share Unit Plan amending provision.
The Share Unit Plan, including certain of the above-noted amendments, is described in more detail in this Circular under the heading Executive Compensation – The Share Unit Plan and a blackline copy of the Share Unit Plan showing such amendments is attached as Schedule “C” to this Circular. Once approved, the complete text of the amended Share Unit Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Vote Required
The text of the Share Unit Plan Amendment Resolution is set out in Schedule “A” to this Circular. In order to be effective, the Share Unit Plan Amendment Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting. If the Shareholders do not approve the amendment to the Share Unit Plan, the existing maximum for the Share Unit Plan will remain in place.
The Board has concluded that amending the Share Unit Plan is in the best interest of the Corporation and its Shareholders, and unanimously recommends that the Shareholders approve the proposed amendment to the Share Unit Plan by voting FOR this resolution at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Share Unit Plan Amendment Resolution, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

5.	ADVISORY VOTE ON EXECUTIVE COMPENSATION
In 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for boards of directors published by the Canadian Coalition for Good Governance.
The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.
Shareholders should review the “Letter to Shareholders from the Compensation Committee” beginning on page 34, the “Corporate Governance Practices” section beginning on page 19, and the “Compensation Governance” section beginning on page 31 of this Circular before voting on this matter. The “Compensation Discussion & Analysis” section beginning on page 41 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive

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officers (“Named Executive Officers” or “NEOs”, as defined under the heading Compensation Discussion & Analysis – Named Executive Officer Compensation) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Compensation Committee.
We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1, Attention: Corporate Secretary.
At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “B” of this Circular.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

DIRECTOR NOMINEES
The following pages set forth the name and background information with respect to the nine (9) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five (5) years, a summary of his or her experience, the year each such person was first elected as a Director, the Director’s past attendance at Board and Board committee meetings, and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Common Shares held by Directors of the Corporation is 3,789,644 which represents 0.98% of the issued and outstanding Common Shares. Share ownership levels and values for the Directors are calculated as at, and using the closing price of AQN on the Toronto Stock Exchange on, the record date.
Changing Directors
Each of the nine (9) nominees for the Board currently serve as Directors. D. Randy Laney joined the Board in February 2017 following the completion of the Corporation’s acquisition of The Empire District Electric Company (“Empire”). Prior to the Empire acquisition, Mr. Laney served as Chair of the board of Empire. Mr. Laney’s experience as Chair of the Empire board brings strong institutional knowledge regarding the Empire business to the Algonquin Board, knowledge of the regulated utility industry in the U.S., experience in board governance, and a strong business network in the geographic area in which Empire operates. Chris Huskilson, who has been a member of the Corporation’s Board since 2009, will not be standing for re-election. During his tenure on the Board and as Chair of the Compensation Committee, Mr. Huskilson made a strong contribution to the enhancement of the Corporation’s corporate governance and compensation practices and provided valuable insight and experience that supported Algonquin growth initiatives.
Majority Voting for Election of Directors
In 2011, the Board adopted a majority voting policy with respect to the election of Directors. In March 2014, the Board adopted amendments to the policy to comply with amendments to the TSX Company Manual that came into effect on June 30, 2014 and further amended the policy effective May 3, 2016.
Under the Corporation’s majority voting policy, as amended, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation

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should be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board.
As soon as practicable following receipt of the resignation of the Subject Director:

(a)
the Corporation will issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the Toronto Stock Exchange (“TSX”); and

(b)
the Board may (i) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders of the Corporation; or (iii) call a special meeting of the Shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.
Following any uncontested meeting at which Directors are elected, the Corporation will issue a news release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.
The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.
In 2016, individual Directors received support from Shareholders, and since the adoption of the majority voting policy, all Director nominees have received a majority “for” vote at the Corporation’s meetings of Shareholders.

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Director Skills Matrix
The following chart outlines the key areas of expertise and experience for each Director nominee.

	Total	Christopher Ball	Melissa Barnes	Christopher Jarratt	D. Randy Laney	Kenneth Moore	Ian Robertson	Masheed Saidi	Dilek Samil	George Steeves
Independent: In accordance with Section 1.4 of National Instrument 52-110 – Audit Committees	7	✓	✓		✓	✓		✓	✓	✓
CEO/Senior Executive: CEO or senior executive experience with large publicly traded organization	6		✓	✓	✓		✓	✓	✓
Governance/Other Directorships: Director of public company and/or significant governance role	7		✓	✓	✓	✓	✓		✓	✓
Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	7	✓		✓	✓	✓	✓	✓	✓
Energy Sector: Senior executive experience in the energy sector	6	✓		✓			✓	✓	✓	✓
Utility Sector: Senior executive experience in the utility sector	6			✓	✓		✓	✓	✓	✓
Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	9	✓	✓	✓	✓	✓	✓	✓	✓	✓
Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	6	✓		✓	✓		✓	✓	✓
Financial: Senior financial executive experience	6	✓			✓	✓	✓		✓	✓
Legal and Regulatory: Legal and regulatory experience	7		✓	✓	✓	✓	✓	✓	✓

BOARD HIGHLIGHTS
•    Seven out of nine Directors are independent.
•    100% of APUC’s Directors have M&A/Growth Strategy experience.
•    One third of APUC’s Directors are female.
•    The average tenure of the Board is 5.2 years.
•    Directors attended 100% of the Board and committee meetings held in 2016.
•    Seven of APUC’s Directors have governance experience.
•    Four of APUC’s Independent Directors are U.S.-based.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 13

Director Profiles

Christopher Ball
Toronto, Ontario, Canada Age: 66 Director Since: 2009(1) Independent
Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms specializing in infrastructure and independent power project financings. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operations. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. Mr. Ball is a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, and is a recipient of the Clean Energy BC Lifetime Achievement Award.

Key Skills and Experience
	• Customer / Stakeholder • Mergers & Acquisitions / Growth Strategy • Financial		• Energy Sector • Compensation and Human Resources
Board and Committee Memberships / Attendance	Membership		Attendance – 19 of 19 Meetings / 100%
	Board		9 of 9
	Audit Committee (chair)		4 of 4
	Compensation Committee		6 of 6
Voting Results for 2016	Votes For	%	Votes Withheld	%
	145,845,464	96.7	4,934,037	3.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	24,200	$312,906	39,435	$509,895
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	229%		Met
Melissa Stapleton Barnes
Carmel, Indiana, United States Age: 49 Director Since: 2016 Independent
Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company since January, 2013. Ms. Barnes is an executive officer and a member of the company’s executive committee, reporting directly to the CEO and Board of Directors. Previous roles include Vice President, Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology and Senior Director and Assistant General Counsel from 2010 to 2012.
Ms. Barnes holds a Bachelor of Science in Political Science & Government (highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a member of Ethisphere - Business Ethics Leadership Alliance; CEB, Corporate Ethics Leadership Council; Conference Board, Global Council on Business Conduct; Healthcare Businesswomen’s Association, and is a Licensed Attorney with the Indiana State Bar. Ms. Barnes’ other board positions include The Center for the Performing Arts (Vice Chair), Visit Indy, The Children’s Museum, and The Great American Songbook Foundation.

Key Skills and Experience
	• CEO / Senior Executive • Mergers & Acquisitions / Growth Strategy		• Governance • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Attendance – 5 of 5 Meetings / 100%
	Board		3 of 3
	Audit Committee		2 of 2
	Risk Committee		Appointed 2017
Voting Results for 2016	Votes For	%	Votes Withheld	%
	150,298,006	99.7	481,495	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	-	-	4,846	$62,659
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	17%		Target 2021[2]

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 14

Christopher Jarratt
Toronto, Ontario, Canada Age: 58 Director Since: 2010 Non-Independent
Chris Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is the predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Mr. Jarratt has over 25 years of experience in the independent electric power and utility sectors.
Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds an Ontario Professional Engineering designation. Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) in 2009 and holds the certification of Ch. Dr. (Chartered Director). Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector		• Compensation & Human Resources • Legal & Regulatory • Mergers & Acquisitions / Growth • Strategy
Board and Committee Memberships / Attendance	Membership		Attendance – 9 of 9 Meetings / 100%
	Board		9 of 9
	Governance Committee		Appointed 2017
	Risk Committee		Appointed 2017
Voting Results for 2016	Votes For	%	Votes Withheld	%
	149,603,563	99.2	1,175,938	0.8
Common Shares and Share Equivalents	Common Shares(3)	Value	DSUs	Value
	1,704,413	$22,038,060	N/A	N/A
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	1278%		Met
D. Randy Laney
Farmington, Arkansas United States Director since: 2017 Age: 62 Independent
D. Randy Laney was most recently Chairman of the Board of The Empire District Electric Company since 2009. He joined the Empire Board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until APUC's acquisition of Empire on January 1, 2017.
Mr. Laney, semi-retired since 2008, held numerous senior level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the APUC Board.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Utility Sector		• Mergers & Acquisitions / Growth Strategy • Financial • Legal & Regulatory • Compensation & Human Resources
Board and Committee Memberships / Attendance	Membership		Attendance
	Board		Appointed 2017
	Audit Committee		Appointed 2017
	Compensation Committee		Appointed 2017
Voting Results for 2016	Votes For	%	Votes Withheld	%
	N/A	N/A	N/A	N/A
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	16,000	$206,880	1,014	$13,111
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	61%		Target 2022(4)

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 15

Kenneth Moore
Board Chairman Toronto, Ontario, Canada Age: 58 Director Since: 2009(5) Independent
Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.
Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dir. (Chartered Director).

Key Skills and Experience
	• Governance • Customer / Stakeholder • Mergers & Acquisitions / Growth Strategy		• Financial • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Attendance – 23 of 23 Meetings / 100%
	Board		9 of 9
	Audit Committee (chair)		4 of 4
	Compensation Committee		6 of 6
	Governance Committee		4 of 4
Voting Results for 2016	Votes For	%	Votes Withheld	%
	150,287,522	99.7	491,979	0.3
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	18,000	$232,740	119,632	$1,546,842
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	270%		Met
Ian Robertson
CEO of Algonquin Oakville, Ontario, Canada Director since: 2009 Age: 57 Non-Independent
Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to Algonquin. Mr. Robertson has over 25 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo.
Mr. Robertson earned a Master of Business Administration degree from York University, a Global Professional Master of Laws degree from the University of Toronto, and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dir. (Chartered Director). Since 2013, Mr. Robertson has served on the Board of Directors of the American Gas Association.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector		• Mergers & Acquisitions / Growth Strategy • Compensation and Human Resources • Financial • Legal and Regulatory
Board Attendance	Membership		Attendance – 9 of 9 Meetings / 100%
	Board		9 of 9
Voting Results for 2016	Votes For	%	Votes Withheld	%
	149,857,960	99.4	911,371	0.6
Common Shares and Share Equivalents	Common Shares(6)	Value	DSUs	Value
	1,991,668	$25,752,267	N/A	N/A
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	1010%		Met

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 16

Masheed Saidi
Dana Point, California, United States Age: 62 Director Since: 2014 Independent
Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Ms. Saidi is an Executive Consultant of Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, for which she was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the Board of Directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary’s Shelter.
Ms. Saidi earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Key Skills and Experience
	• CEO / Senior Executive • Customer / Stakeholder • Energy Sector & Utility Sector		• Legal and Regulatory • Compensation and Human Resources • Mergers & Acquisitions / Growth Strategy
Board and Committee Memberships / Attendance	Membership		Attendance – 19 of 19 Meetings / 100%
	Board		9 of 9
	Compensation Committee(7)		6 of 6
	Governance Committee		4 of 4
	Risk Committee (chair)		Appointed 2017
Voting Results for 2016	Votes For	%	Votes Withheld	%
	147,996,134	98.2	2,783,367	1.8
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	2,000	$25,860	14,118	$182,546
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	58%		Target 2019(8)
Dilek Samil
Las Vegas, Nevada, United States Director since: 2014 Age: 61 Independent
Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.
Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

Key Skills and Experience
	• CEO / Senior Executive • Governance • Customer / Stakeholder • Energy Sector & Utility Sector		• Mergers & Acquisitions / Growth Strategy • Compensation and Human Resources • Financial • Legal and Regulatory
Board and Committee Memberships / Attendance	Membership		Attendance – 19 of 19 Meetings / 100%
	Board		9 of 9
	Audit Committee		4 of 4
	Compensation Committee		6 of 6
Voting Results for 2016	Votes For	%	Votes Withheld	%
	148,030,902	98.2	2,748,599	1.8
Common Shares and Share Equivalents	Common Shares	Value	DSUs	Value
	15,000	$193,950	14,552	$188,157
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	106%		Met

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 17

George Steeves
Aurora, Ontario, Canada Age: 67 Director Since: 2009(9) Independent
George Steeves is the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm. Mr. Steeves has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund.
Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dir. (Chartered Director).

Key Skills and Experience
	• Governance • Energy Sector & Utility Sector		• Mergers & Acquisitions / Growth Strategy • Financial
Board and Committee Memberships / Attendance	Membership		Attendance – 13 of 13 Meetings / 100%
	Board		9 of 9
	Governance Committee (chair)		4 of 4
	Risk Committee		Appointed 2017
Voting Results for 2016	Votes For	%	Votes Withheld	%
	150,450,460	99.8	329,041	0.2
Common Shares and Share Equivalents	Common Shares(10)	Value	DSUs	Value
	18,383	$237,692	48,567	$627,971
Shareholding Requirements	% of Shareholding Requirements		Date to Meet Requirements
	240%		Yes

NOTES

(1)	Prior to becoming a director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(2)	Ms. Barnes will have until 2021 to achieve ownership targets under the guidelines.

(3)
Mr. Jarratt owns 1,593,461 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

(4)	Mr. Laney will have until 2022 to achieve ownership targets under the guidelines.

(5)	Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(6)
Mr. Robertson directly owns 1,861,611 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 130,057 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

(7)	Ms. Saidi’s tenure on the Compensation Committee ended April 1, 2017.

(8)	Ms. Saidi became a director in 2014 and has until 2019 to achieve ownership targets under the guidelines.

(9)	Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(10)	Mr. Steeves directly owns 15,469 Common Shares and Mr. Steeves’ spouse owns 2,914 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 18

Meeting Attendance
The following table sets out the attendance in 2016 of each director nominee at meetings of the Board and the respective Board committees noted:

Name	Independent	Board		Audit Committee		Compensation Committee		Governance Committee
Christopher Ball	Yes	9 of 9	100%	4 of 4	100%	6 of 6	100%	-	-
Melissa Stapleton Barnes(1)	Yes	3 of 3	100%	2 of 2	100%	-	-	-	-
Christopher Jarratt	No	9 of 9	100%	-	-	-	-	-	-
Kenneth Moore	Yes	9 of 9	100%	4 of 4	100%	6 of 6	100%	4 of 4	100%
Ian Robertson	No	9 of 9	100%	-	-	-	-	-	-
Masheed Saidi	Yes	9 of 9	100%	-	-	6 of 6	100%	4 of 4	100%
Dilek Samil	Yes	9 of 9	100%	4 of 4	100%	6 of 6	100%	-	-
George Steeves	Yes	9 of 9	100%	-	-	-	-	4 of 4	100%
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date hereof has been a director, chief executive officer or chief financial officer of any company (including Algonquin) that (i) was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.
Except as stated herein, no proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Mr. Moore was a director of Telephoto Technologies Inc., a private sports and entertainment media company. Telephoto Technologies Inc. was placed into receivership in August 2010, by Venturelink Funds. Mr. Moore resigned from the board of directors of Telephoto Technologies Inc. in April, 2010.
To the Corporation’s knowledge, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 19

CORPORATE GOVERNANCE PRACTICES
National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators require the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

CORPORATE GOVERNANCE HIGHLIGHTS
•    The positions of Chair of the Board and Chief Executive Officer are separate.
•    The Chair of the Board, Chair of the Audit Committee, Chair of the Compensation Committee and Chair of the Corporate Governance Committee are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange corporate governance standards applicable to boards of directors (“NYSE standards”).
•    The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in Algonquin’s strategic plan.
•    The Board oversees the Corporation’s risk management and has established a Board risk committee (the “Risk Committee”) to enhance that risk oversight role.
•    The Board has a written mandate for the Chair of the Board, the Chair of committees and the Chief Executive Officer.
•    New Directors participate in a formal orientation process.
•    New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills and experience needed by the Board in view of the Corporation’s strategy.
•    All Directors are provided support for continuing education to maintain a high level of understanding of and expertise in the businesses, investments and risks of the Corporation to enhance their contribution as Directors of the Corporation.
•    Creating a culture of integrity begins with the tone at the top. Directors, officers and employees are required annually to complete an online ethics and policy training module or to sign an acknowledgement that they have reviewed and understand the Corporation’s Code of Conduct and Business Ethics.
•    The Corporation has a policy whereby all meetings of the Board of Directors and all committees provide an opportunity for an in-camera session during which management of the Corporation is not present.
•    The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation.
•    The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors and the Board committees.
•    The Board has a policy to annually provide advisory votes on executive compensation.
•    The Board has adopted a clawback policy.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 20

BOARD OF DIRECTORS
The Corporation’s Articles currently provide that the Board have a minimum of three (3) and maximum of twenty (20) directors.  Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The number of Directors is currently set at ten (10). As noted above under the heading “Changing Directors” Christopher Huskilson is not standing for re-election as a Director at the Meeting and the term of his office will expire at the time of the Meeting. Accordingly, the Board has passed a resolution setting the number of Directors to be elected at the Meeting at nine (9).
Independence
The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE standards, all nominees, with the exception of Messrs. Robertson and Jarratt, are considered “independent”. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chair, respectively, are the only Directors employed by the Corporation.
Independent Chair
Mr. Kenneth Moore, the Chair of the Board (the “Chair”), is independent within the meaning of applicable standards in NI 52-110 and the NYSE standards. The position description of the Chair of the Board requires that the Chair be independent.
Directors’ Membership on Other Public Company Boards
None of the proposed nominees for election as Directors serves as a director on the board of directors of another public company.
Mandate
The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule “D” hereto and is also available on the Corporation website.
Direct Investment in the Strategic Planning Process
The executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year. The development of the strategic plan includes consideration of both internal and external expert advice. Pursuant to the mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.
Risk Management
The Board of Directors is responsible for overseeing risk. Pursuant to the mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks faced by the Corporation. Effective January 1, 2017, the Board established the Risk Committee (see disclosure on page 26 under the heading “Committees of the Board of Directors”) to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters. Assistance to the Board in the oversight of financial and accounting risks is provided by the Audit Committee.
An enterprise risk management (“ERM”) framework has been applied across the organization to systematically and broadly identify, assess, and mitigate the key strategic, operational, financial, and compliance risks that may impact the achievement of the Corporation’s objectives. The ERM policy details the risk management processes, risk appetite, and risk governance structure which establish accountabilities for managing risk across the organization.
As part of the Corporation’s risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by our internal ERM team. Key risks and associated mitigation

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 21

strategies are reviewed by the executive risk steering committee on a continuous basis and presented periodically to the Risk Committee and Audit Committee and at least annually to the Board of Directors.
Risks are assessed across the organization using a common risk matrix to assess impact and likelihood. Financial, reputational and safety implications are considered when determining the potential impact of a particular risk. Risk treatment priorities are established based upon such risk assessments and incorporated into the development of the Corporation’s strategic plans.
The development and execution of risk treatment plans are actively monitored by the Corporation’s ERM team through its centralized risk register software application. The internal audit team is responsible for conducting audits to validate and test the effectiveness of key controls for the Corporation’s key risks. Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team and executive risk committee. The Board, with assistance from the Risk Committee and Audit Committee, oversees management to ensure the risk governance structure and risk management processes are robust, and that the risk appetite is considered in decision-making across the organization. The ERM framework follows the guidance of the International Organization for Standardization’s ISO 31000:2009.
Internal Controls
The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Algonquin’s Director, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.
Succession Planning
The Board has included succession planning as part of the mandate of the Compensation Committee. The Compensation Committee has responsibility for ensuring that a succession planning process is in place for senior management of Algonquin and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing process for identifying and developing the talent, leadership and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.
The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.
The Compensation Committee requires that senior management of Algonquin review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.
Where employees are considered potential successors, a long-term professional development plan has been established to further align the employees’ personal development plan with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.
Board and Director Assessments
The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Board committees including committee chairs. In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment (“Assessment Guidelines”) process. The guidelines include assessing, at least annually by all Directors, the effectiveness and contribution

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 22

of the Board as a whole, the Chair of the Board, the committees of the Board, the chairs of all committees and each individual Director.
In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments, other than the Board Chair assessment, will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Board Chair, or such other process the Corporate Governance Committee determines appropriate. A report of the assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and monitoring of progress by the Corporate Governance Committee.
In the fourth quarter of 2016, the Chair of the Board interviewed each Director as part of the annual assessment process. The following questions were sent to each Director in advance of the interview for their consideration:

•	Assessment of the Board: the Directors were asked to assess the effectiveness of the Board of Directors, as a whole, and suggest improvements.

•	Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the individual committees of the Board, including committees on which the Director is, and is not a member.

•	Self-Assessment: the Directors were asked to assess their own performance as Directors and committee members, including what might make them more effective.

•	Peer Assessment: The Directors were asked to provide comments on the performance of their peer Directors.
The assessment of the Chair of the Board is conducted in a meeting of all Directors, except the Board Chair, that is led by the chair of the Corporate Governance Committee. The results of the assessment of the Chair are provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provides an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.
The Corporate Governance Committee prepares a report detailing the findings and results of the annual Board and Director assessments and this report is presented to the Board.
Director Recruitment Process
The Corporate Governance Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The consulting firm screens candidates and discusses potential candidates with Corporate Governance Committee members, and it then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the Corporate Governance Committee chair, the Chief Executive Officer, and in most cases by other Directors.
Diversity
The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries, and at the Board of Directors level. It believes that a board with a diverse mix of experience, backgrounds, gender, age, and geographic experience representing the locations where the Corporation does business has a positive impact on governance. To date, the Board has not adopted a formal policy regarding diversity (gender or otherwise) but has instead been prioritizing positive action to increase diversity on the Board, the executive management team, and within the senior management of the Corporation.
In 2013, the Board determined that it would be appropriate to increase board diversity both in terms of gender and regional knowledge. The Board retained the services of a global search firm and required the search firm to develop a list of potential board candidates that included women and individuals with U.S. regulated utility expertise. As a result of this initiative, the Corporation has, in the past three years, been successful in increasing board diversity by adding four U.S.-based Board members,

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including three highly qualified women. Thirty-three percent (33%) of the current nominees for election to the Board are women. The Board has also considered diversity in the composition of its Board Committees. Currently all Board committees include women and geographic representation reflecting the Corporation’s business mix. The Chairs of two of four Board committees are currently women.
The promotion of gender diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice and the Corporation believes that an environment that promotes diversity positively impacts its ability to attract and retain talent. While the Corporation does not have a formal policy or set targets for the number of women on the Board or in its executive officer or senior management positions, a number of initiatives have been adopted by the Corporation to raise awareness regarding the value the Corporation places on diversity and to measure the organization’s progress in increasing diversity. Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions. The Compensation Committee, as part of its annual review of succession planning, considers year over year changes in gender diversity both at the enterprise and business unit level.
Women currently represent 30.3% of the total workforce of APUC and its subsidiaries. At the Board level, there are three women on the APUC Board, representing 30% of the Board (and 33% going forward assuming the election of all director nominees at the Meeting). The Corporation currently has two female executives on its executive team, representing 22% of the group, an increase from 13% in the prior year. Women comprise 15.8% of Vice-President roles within APUC and its subsidiaries as compared to 22% at the end of the prior year. The decrease reflects the addition of employees from two acquisitions, Park Water and Empire District, which resulted in the overall decrease in gender diversity at the Vice-President position level. Across APUC and its subsidiaries, women represent 31.8% of the position holders at the director level, as compared to 27% in the prior year.
Female Representation
Director Retirement Policy
The Board has approved a retirement policy for Directors to promote an appropriate mix of experience, skills and perspectives. Pursuant to the policy, Directors must submit their resignation to the Board Chair upon reaching the age of 71. Upon receiving the resignation, the Board must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection. In the event that a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time as the resignation is accepted.

The Corporation does not currently have term limits in place to prescribe tenure for Board members. In 2016, the Corporate Governance Committee considered whether to adopt a tenure policy and determined that one was not required given the retirement policy, the annual Board assessment process and the addition of four new directors over the last three years.
The average tenure of Algonquin’s nine (9) current Director nominees is approximately 5.2 years. The longest serving independent director has served on the Board for 8.8 years, and the shortest serving director has served for 0.25 years. The Board is comprised of a mix of longer-serving directors familiar with the Corporation’s business and history, and directors that are newer to Algonquin who bring fresh and diverse perspectives to the Corporation’s Board.

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Directors Meet without Management
The Board of Directors has adopted a policy whereby all scheduled and unscheduled meetings of the Board of Directors and all committee Meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2016, in accordance with Corporation policy, all Board of Director and committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.
Common Memberships on Boards of Public Companies
There are currently no common memberships on boards of public companies among the Corporation’s Directors.
Director Share Ownership Guidelines
In order to align the interests of non-management Directors and Shareholders, the non-management Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three (3) times the Annual Director’s Retainer within a specified timeframe of five (5) years. For the status of each Director nominee under the Director Share Ownership Guidelines, please see their biographies listed on pages 14 to 18 of this Circular. The guidelines state that if a non-management Director’s share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.
Nomination of Directors
The independent members of the Corporate Governance Committee (the “Nominating Sub-Committee”) serve as the Director nominating and evaluation committee and will recommend new Directors as the need arises.
The Nominating Sub-Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Nominating Sub-Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, diversity, including gender and geographical representation, and the overall mix of skills and experience of the Board. In recruiting new Directors, the Nominating Sub-Committee considers the background, skills and experience desired for Directors in view of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Nominating Sub-Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and committees of the Board to which they may be appointed.
The Nominating Sub-Committee regularly evaluates the expected turnover of Directors in advance of their potential retirement from the Board and develops an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

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COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee	Compensation Committee
MEMBERS
Mr. Christopher Ball (Chair)
Ms. Melissa Stapleton Barnes
Mr. D. Randy Laney
Ms. Dilek Samil
All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”). The Board has also determined that Christopher Ball and Dilek Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules.

MEMBERS
Ms. Dilek Samil (Chair)
Mr. Christopher Ball
Mr. D. Randy Laney
Each of the Compensation Committee members has direct experience regarding executive compensation matters, has the skills to fulfill their responsibilities and make decisions on the suitability of the Corporation’s compensation policies and practices (see the heading “Director Nominees - Director Profiles” for information on the members’ work experience), and are independent directors in accordance with NI 52-110 and the NYSE standards.

RESPONSIBILITIES
The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2016 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website.

RESPONSIBILITIES
The Compensation Committee is responsible for reviewing Directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the Compensation Committee makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law. The process by which executive compensation is established is described below under the heading “Compensation Discussion & Analysis”.

Corporate Governance Committee	Risk Committee
MEMBERS Mr. George Steeves (Chair) Mr. Christopher Jarratt Mr. Kenneth Moore Ms. Masheed Saidi Each of the Corporate Governance Committee members are independent, except for Mr. Jarratt.	MEMBERS Ms. Masheed Saidi (Chair) Ms. Melissa Stapleton Barnes Mr. Christopher Jarratt Mr. George Steeves Each of the Risk Committee members are independent, except for Mr. Jarratt.
RESPONSIBILITIES
The Corporate Governance Committee is responsible for oversight of APUC’s corporate governance practices. The independent members of the committee are responsible for matters relating to the nomination of candidates for the Board.

RESPONSIBILITIES
The Risk Committee was formed to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.

New Director Orientation
As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allows them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.
Orientation sessions are attended by the Chief Executive Officer, the Chief Financial Officer and other executive officers and leaders of key subsidiaries. The Board Chair also hosts a one-on-one orientation meeting with each new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meetings with the Corporation’s auditors and meetings with corporate counsel.

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A reference manual is provided to new Directors in advance of the orientation sessions which includes the following:

•	Public disclosure documents including annual reports, recent annual and interim management’s discussion & analysis, financial statements, management information circular and annual information form;

•	Governance documents including Board and committee charters, policies and guidelines; and

•
Other documents such as the Corporation’s strategic plan and business plan, the guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of committee meetings.

Continuing Education for Directors
The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.
Directors are encouraged to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.
Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors of the Corporation. Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received education materials about specific topics in 2016 as follows:

Education Presentations	Date	Participants
Enterprise Business Systems Review – Management Presentation	May 2016	Board of Directors
Empire District Generation Facility Tour and Presentation – Empire Management	May 2016	Board of Directors
Power & Utilities Market Update including M&A Trends – Presentation by External Advisors	May 2016	Board of Directors
Corporate Subsidiary Governance and Compliance Presentation – Management Presentation	June 2016	Board of Directors
International Tax Structure Presentation – Presentation by External Advisors	August 2016	Board of Directors
International Utilities Markets Update – Presentation by External Advisors	November 2016	Board of Directors
NYSE Listings Review and Requirements – Presentation by U.S. Legal Counsel	November 2016	Board of Directors
The Corporation also maintains a membership for all Board members to the Canadian Institute of Corporate Directors (“ICD”). This membership provides all Board members with ongoing access to various seminars and training programs provided by the ICD in Canada.

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POSITION DESCRIPTIONS
Chair of the Board of Directors
The role of the Chair of the Board of Directors is to provide leadership for the Board of Directors. In addition, the Chair is to ensure that Board and Shareholder meetings function effectively, to provide leadership of Board committees and to provide advice and counsel to Directors and the Chief Executive Officer. The Chair participates in the recruitment of Directors and the assessment of Director performance.
The Chair of the Board also:

•	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

•
provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

•
assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

•
in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual Directors and the composition of the Board; and

•	executes all contracts, documents or instruments in writing which require his signature.
Committee Chairs
The Board has adopted position descriptions for each committee chair which detail the duties of the committee chairs. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each committee chair shall:

•	chair all committee meetings;

•	provide leadership to the committee;

•	act as the communication link between the Board and the applicable committee;

•	review formal communications from the committee to the Board before dissemination to the Board;

•	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

•	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

•	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.
Chief Executive Officer
The Board has adopted a position description for the Chief Executive Officer (or “CEO”) which details his or her duties. The CEO has responsibility for the development of and delivery against the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. Notwithstanding, the matters requiring Board approval include:

•
all significant decisions which are outside of the ordinary course of the Corporation’s business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);

•	any expenditure above an amount specified by the Board from time to time;

•	material changes to the Corporation’s organizational (legal entity) structure;

•	appointment of officers; and

•	such other matters as the Board may determine from time to time.

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The position description for the CEO provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.
In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:

•	maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•
work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and ensure that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;

•	present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;

•	arrange for the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;

•	oversee the effective day-to-day business affairs of the Corporation;

•	ensure that the Corporation has an effective management team below the level of the CEO and has an active plan for management development and succession;

•	ensure, in cooperation with the Chair, the Board and the chair of the Compensation Committee, that there is an effective succession plan in place for the position of CEO;

•
certify the annual and interim financial statements, management’s discussion and analysis of such financial statements, annual information form/annual report, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

•	serve as a spokesperson for the Corporation;

•	assign to other senior management such powers and duties as the CEO may deem advisable;

•	execute the Board’s resolutions and policies; and

•	carry out any other duties as assigned by the Board.
The CEO is also responsible to ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation, and to promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation.
CORPORATE AND BOARD POLICIES
Code of Business Conduct and Ethics Policy
The Board has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) that applies to everyone at Algonquin and its subsidiaries. Directors, officers and employees are required to annually acknowledge through an online module or in writing that they have reviewed and understand the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpowerandutilities.com, or a copy may be obtained by contacting the Chief Compliance Officer, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.
The Board regularly reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices.
The Board monitors compliance with the Code of Conduct and there have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer.

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Disclosure Policy
The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.
Whistleblower Policy
The Corporation has a whistleblower policy (“Whistleblower Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Whistleblower Policy. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Director, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.
In addition to the reporting measures mentioned above, reports under the Code of Conduct and Whistleblower Policy can also be made anonymously and addressed to the Corporation or Board of Directors. On a quarterly basis the Internal Audit department informs the Audit Committee of all reports made under each policy and their status.
Insider Trading Policy
The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading Algonquin Common Shares.
The Insider Trading Policy includes the following measures:

•
Restriction from trading Algonquin Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the last day of a quarter or fiscal year and end at the close of trading on the second trading day after financial results have been issued publicly.

•	Communication of the dates for regular blackout periods.

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities decline in the future (e.g. short selling), “call” options or “put” options.

•	Prohibition from communicating inside information to others other than in the necessary course of business.
All reporting insiders are required to disclose all trading activity. As required by law, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.
Hedging Policy
The Corporation’s Insider Trading Policy provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:

•
speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities;

•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Corporation; and

•	buying a “put option” giving the holder an option to sell securities of the Corporation.

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Conflicts of Interest
Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.
COMPENSATION GOVERNANCE
The Board has established that the Compensation Committee will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, the Corporation’s performance, and its risk management principles. The Compensation Committee annually reviews compensation of the CEO and senior management of the Corporation. The Compensation Committee oversees the administration of the incentive plans providing for the award of annual incentives, stock options, RSUs/PSUs, and DSUs in accordance with the provisions of the respective plans. In addition, the Compensation Committee annually reviews compensation of the Directors, the Chair of the Board and the chairs of committees of the Board.
The Compensation Committee reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.
The Compensation Committee also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as the grant of stock options and RSUs/PSUs to those individuals. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chair and CEO, and discussing the performance of the executive team.
The Compensation Committee retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2016, the Compensation Committee and the Corporation engaged the services of compensation consultants Mercer (Canada) Limited (“Mercer”) as advisors to provide independent advice, compensation analysis and other information required for the development of compensation recommendations. Mercer provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

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NON-MANAGEMENT DIRECTOR COMPENSATION
COMPENSATION DECISION MAKING PROCESS
The Compensation Committee reviews biennially the amount and form of non-management Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market competitive compensation. Directors who are officers of Algonquin receive no remuneration as Directors.
The Compensation Committee works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board members at comparable companies in Canada and the U.S. The same benchmarking peer group is utilized for board compensation and executive compensation (the “Comparator Group”, as defined under the heading “Compensation Comparator Group” on page 39). U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The Committee also takes into account director remuneration levels at public companies in Canada that are listed on the TSX (the “TSX Comparator Group”). As part of its review, in addition to competitive market data, the Compensation Committee considers the responsibilities and time commitment required of Algonquin Directors in the fulfillment of their responsibilities.
The Compensation Committee completed a review of Board compensation at the beginning of 2016 and determined that Board compensation levels were below market median relative to the Comparator Group and the TSX Comparator Group. Accordingly, the Board approved an increase in the annual retainer amounts and determined that the Board retainers would be payable in U.S. dollars commencing in 2016. The following table sets out the retainer and meeting fees payable to Directors for 2016:

Annual Board Retainers	2016 Retainer(2) (USD)
Chairman of the Board(1)	$220,000
Annual Board Retainer – Directors	$120,000
Meeting Fee	$1,500
Additional Retainers:
Chair of Audit Committee	$12,000
Chair of Other Board Committees	$7,500

(1)	The Board Chair does not receive any meeting fees in addition to the annual retainer received.

(2)
For 2015, the Chair retainer was C$170,000 and the annual board retainer was C$75,000 for Canadian resident directors and USD$75,000 for U.S. resident directors. The Audit Committee Chair retainer in 2015 was C$12,000 and the other committee chairs received an annual retainer of C$7,500 for Canadian resident directors and USD$7,500 for U.S. resident directors. 2015 meeting fees were C$1,500 for Canadian resident directors and USD$1,500 for U.S. resident directors.

DIRECTOR DEFERRED SHARE UNIT PLAN
The Corporation has adopted a policy to pay 50% of Board retainers through the issuance of DSUs under the Directors’ Deferred Share Unit Plan. This approach serves to create alignment of a meaningful portion of Director compensation with the experience of Shareholders. Directors also have the ability to elect additional portions of their annual remuneration in DSUs. In 2016, Messrs. Moore and Steeves elected to receive 100% and 67%, respectively, of their annual remuneration in DSUs, and all other non-executive Directors participating received 50% of their annual retainers in DSUs.
ATTENDANCE FEES
With the exception of the Chair of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of USD$1,500 per meeting. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.

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INDEBTEDNESS OF DIRECTORS AND OTHERS
No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2016.
NON-MANAGEMENT DIRECTOR COMPENSATION TABLE
For the fiscal year ended December 31, 2016, each Director earned amounts as indicated below in Canadian dollars on account of retainer and meeting attendance fees.

Director	Fees Earned(1)	Share- Based Awards(2)	Option- Based Awards	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation	Total(1)(5)
Kenneth Moore Chair of the Board	-	$286,000	-	-	-	-	$286,000
Christopher J. Ball Chair of the Audit Committee	$128,373	$86,450	-	-	-	-	$214,823
Melissa Stapleton Barnes(3)	$62,610	$39,000	-	-	-	-	$101,610
Christopher Huskilson(4)	$184,781	-	-	-	-	-	$184,781
Masheed Saidi(3)	$119,821	$78,000	-	-	-	-	$197,821
Dilek Samil(3) Chair of the Compensation Committee	$122,820	$82,875	-	-	-	-	$205,695
George Steeves Chair of the Corporate Governance Committee	$89,119	$110,390	-	-	-	-	$199,509

(1)
Amounts disclosed represent the aggregate remuneration paid in CDN $ to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, committee meetings, the annual budget approval meeting and business development meetings; (b) if applicable, acting as chair of the Board and/or Board committees; and (c) additional amounts paid for special committee work.

(2)
All Directors receive part of their retainer payments in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.

(3)
Amounts converted from USD to CAD using spot rates at the end of each calendar quarter were as follows: 1.2987 for March 31, 2016; 1.2917 for June 30, 2016; 1.3117 for September 30, 2016; and 1.3427 for December 31, 2016.

(4)	Director fees to Christopher Huskilson were paid directly to Emera. Mr. Huskilson is not a nominee for re-election at the Meeting.

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EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE
Dear Shareholder,
The Compensation Committee has oversight of the Corporation’s overall compensation strategy and the governance practices relating to executive compensation. We are pleased to provide this report on our compensation decisions and approach to executive compensation for 2016 and to provide shareholders with an update on the key initiatives that the Compensation Committee is considering in 2017 and beyond. We hope that the discussion below will provide you with a clear and comprehensive understanding of our approach to executive compensation and the decisions we have made relating to executive pay for 2016 in order to provide you with the information necessary to make an informed decision as you cast your vote on executive compensation at the upcoming annual and special meeting of shareholders. Last year in our Say on Pay vote, 95.71% of the votes cast by our shareholders were in support of our approach to compensation.
2016 Performance
2016 marked another year of strong performance by APUC. During 2016, the Corporation was successful in obtaining all necessary regulatory approvals for the completion on January 1, 2017 of the acquisition of The Empire District Electric Company, a transformational transaction that will have a material impact on both the asset and earnings profile of the Corporation. We also successfully completed the acquisition of the Park Water Company in January 2016. Based upon the continued growth in earnings and cash from operations, in January 2017 the Board increased the annual dividend on the Corporation’s common shares by 10% for a seventh consecutive year.
The following are additional highlights of Algonquin’s performance for the fiscal year ended December 31, 2016:

•	Adjusted EBITDA increased 27% to $476.9M, as compared to $375M in 2015;

•	Earnings per share (“EPS”) increased 24% to $0.57 from $0.46 in 2015;

•	APUC’s total assets increased 65% to $8.25 billion, as compared to $4.99 billion in 2015;

•	In May, 2016, our common share dividend rate increased 10% to U.S. $0.4235 per common share – a five year average annual growth rate of approximately 15%; and

•	Total shareholder return (“Total Shareholder Return” or “TSR”) was 9.5% in 2016, providing an average three year TSR of 21.5%.
2016 Committee Initiatives
During 2016, the Compensation Committee’s work focused on ensuring that Algonquin maintains competitive compensation practices that reward performance. We also continued to monitor market trends to ensure that our compensation governance practices remain appropriate as our business continues to grow and develop. The following is a review of the key initiatives undertaken by the Compensation Committee during 2016:

•
Changes to our Peer Group: As a result of the significant growth of the Corporation’s business both in assets and revenue, the Compensation Committee worked with its external compensation advisor to establish a new peer group that is more reflective of the Corporation’s current size and business complexity. Ensuring that compensation remains competitive has required more frequent refinement of the peer group as the growth profile of the Corporation over the past several years has resulted in the Corporation repeatedly outgrowing its benchmark peer group. Ongoing consolidation in the utility and energy sector has also resulted in the need to refresh comparator companies on a more frequent basis;

•
Maintaining Competitive Compensation for our Executives: The Compensation Committee worked with its external compensation advisor, Mercer, to review the target compensation of the CEO and the members of the Corporation’s executive management team. In the context of this review, the Compensation Committee considered market compensation levels, the changing scale and complexity of the Corporation’s business as well as the performance of

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the Corporation relative to industry peers. As a result of this review, the Compensation Committee concluded that the total target pay of the CEO and NEOs was below market and made the necessary adjustments to base pay, target annual incentive and target long term compensation shown on the Summary Compensation Table on page 60 and discussed below;

•
Review of Risk as it Relates to Compensation Plans: The Compensation Committee engaged Mercer to conduct an independent compensation risk assessment of the Corporation’s current executive compensation plans and practices. Mercer completed this work in 2016 and advised that it had not identified any material risks in the current compensation practices or plan designs of the Corporation. The report also noted a number of market trends and opportunities for the Compensation Committee to monitor in the future to ensure that the Corporation’s compensation plans remain market competitive and aligned with evolving market practices;

•
Changes to Board Compensation: In conjunction with its initiative to grow the Board and to attract U.S. based directors to the Board, in 2016 the Compensation Committee reviewed Board compensation relative to the comparator peer group and the current workload of the Board. Upon completion of this review the Compensation Committee determined that it would be appropriate to increase the level of the Board and chair retainers and to adopt a policy of paying all Board fees in U.S. dollars (see discussion on page 32 under the heading “Non-Management Director Compensation”);

•
Establishment of a Pension Plan: After reviewing market practices at similar organizations for pension and retirement savings, the Compensation Committee approved the establishment of a registered pension plan for all Canadian employees and the establishment of a supplemental executive retirement plan for executives to ensure we remained market competitive in our employee benefits;

•
Adoption of a Clawback Policy: To further enhance governance and risk management practices, the Compensation Committee recommended and the Board approved an executive compensation clawback policy effective January 1, 2016 (see the discussion on page 55 under the heading “Clawback Policy”); and

•
Focusing on Succession Planning: The Compensation Committee continued to review with management the Corporation’s ongoing succession planning process to ensure the Corporation is developing the leaders needed to support its ongoing growth.

Executive Compensation Components and Mix
To closely align the performance of our business with our executive compensation, compensation at APUC consists of the following elements:

•	Base Salary;

•	Annual Incentive;

•	Long-Term Incentive; and

•	Pension and Other Benefits.
Each of these components is discussed in more detail in the disclosure that follows this letter.
The Compensation Committee believes that compensation should be strongly tied to performance, and the compensation mix of the CEO and the NEOs reflects this through a significant component of at risk pay for each executive. For 2016 the compensation mix of the CEO and Vice Chair consisted of 29% base salary and at-risk compensation representing 71% of total target compensation. Pay at risk for other members of the executive team averages approximately 58%.

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2016 CEO Compensation Decisions
Corporate performance, both annual and over the long term, is the driver of executive compensation at Algonquin and is measured against established objectives. The continued strong performance of the Corporation in 2016 delivered by the executive team resulted in the Compensation Committee making the decisions outlined below regarding 2016 compensation.
2016 Base Salary
As a result of the market compensation assessment undertaken by the Compensation Committee in 2016, it was determined that Mr. Robertson’s total target compensation was below market. Accordingly the Committee approved adjustments to the level of base salary, target short term incentive and target long term incentive for the CEO. In 2016, Mr. Robertson’s base salary was increased to $850,000 from $629,000, an increase of 35%, to align with the median level base salary of the Comparator Group. This adjustment supported the Compensation Committee’s goal to move overall compensation to the median of the Comparator Group established in 2016. We believe this adjustment is well aligned with corporate performance. Over the period 2011-2016, the average annual total target compensation adjustment for the CEO was 26% as compared to average annual Total Shareholder Return over the same period of 20% and asset growth from $1.2B to $8.2B, an increase of 540%.
2016 Annual Incentive
Short term annual incentive payments are made based upon the achievement of goals and objectives approved by the Board as set out in corporate scorecards (the “Corporate Scorecard”). For 2016, Mr. Robertson’s target annual incentive was established at 80% of his base salary, representing a 10% increase over his previous target of 72% of base salary. Based on the Corporation’s performance in 2016, Mr. Robertson’s bonus award for 2016 was $1,118,893, representing a payout of 1.65x the target. Mr. Robertson’s bonus is based 80% on Corporate Scorecard performance results (2016 results: financial/efficiency (294%), stakeholders (97%), business process initiatives (105%), and people initiatives (85%)) and 20% on individual performance which was assessed by the Compensation Committee at 98% for 2016. More detail on the 2016 Corporate Scorecard results can be found in the discussion on page 43 under the heading “2016 Corporate Scorecard and Results”.
2016 Long-Term Incentive
Long-term incentive awards made annually are based upon target levels established by the Compensation Committee using the 50th percentile total target compensation and compensation mix for CEOs of the Comparator Group. For 2016, the Compensation Committee set the target long term incentive for the CEO at 160% of base salary. This represented an increase of 49% over the prior target, moving total target compensation to the median point of the Comparator Group. The policy adopted by the Compensation Committee allows eligible participants to elect the mix of their annual long-term incentive award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2016 the long-term incentive was awarded as to 75% of the award as stock options which vest over a three year period and as to 25% of the award as PSUs which vest only if specific performance criteria approved by the Board are achieved over a three year period commencing in 2016. These performance criteria are based on financial results, safety results and customer satisfaction scores achieved during the award vesting period. The 2014 Series PSU Awards granted to Mr. Robertson vested December 31, 2016 and based upon the performance achieved during the three year performance period, Mr. Robertson received an award payout at 1.61x the original number awarded or 2.86x the original grant value.

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The Compensation Committee believes that the executive compensation approach of the Corporation is appropriately linked to performance and ensures alignment with the interests of our Shareholders. We are confident that the decisions made in respect of 2016 compensation for Mr. Robertson and the NEOs appropriately reflect the achievements of 2016 and the delivery of increasing Shareholder value.
Looking Forward to 2017
The Compensation Committee’s work plan for 2017 includes the following key initiatives:

•
Appointment of a New Independent Advisor: At the end of 2016, as part of its ongoing review of compensation governance practices and trends, the Compensation Committee determined that it would adopt a policy whereby the Compensation Committee would engage a compensation advisor independent of the service provider utilized by management. As a result, commencing in 2017 the Compensation Committee has appointed Hugessen Consulting Inc. as its independent advisor. Mercer will continue to provide ongoing services to the Corporation related to market information, pension advisory and benefits consulting.

•
Introduction of a New Comparator Group: Continued consolidation in the utilities industry as well as the growth in assets and revenue of the Corporation as a result of the completion of the Empire transaction will require the Compensation Committee to review the appropriateness of the current comparator peer group in 2017.

•
Committee Composition: For 2017, the Board has appointed Randy D. Laney to the Compensation Committee, reflecting the Board’s desire to facilitate board development, integrate new board members, and bring increased compensation expertise and breadth of perspective to the Compensation Committee.

•
Review of Long Term Incentive Plan Design and Mix: To add further strength to the alignment of compensation and corporate performance, the following changes will be made in 2017 to the composition of our Long-Term Incentive Plan:

o
Addition of Total Shareholder Return Metric: The Compensation Committee has determined that it would be appropriate to add a relative total shareholder return metric as part of the performance criteria used for PSU awards used for long term incentive compensation.

o
Increased Emphasis on Performance Share Units: The Compensation Committee has also determined that the mix of long term incentives awarded to executives will change to 50% PSU awards and 50% stock option grants commencing in 2017.   This marks an important change from the prior policy which allowed executives the ability to elect up to 75% of their annual long term incentive mix to be provided in stock options.  This change to the new policy is more aligned with the market trend toward a higher mix of performance share units in long term compensation awards.

The Compensation Committee will continue to monitor developments and trends in compensation governance during 2017 with a view to continually evolving compensation governance matters.
We invite you to review our compensation programs in more detail in the Compensation Discussion & Analysis that follows and welcome any feedback or questions that you might have, which can be provided by contacting our Investor Relations Office.

Dilek Samil	Christopher Ball	D. Randy Laney
Board Director and	Board Director and	Board Director and
Chair, Compensation Committee	Member, Compensation Committee	Member, Compensation Committee

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Compensation Highlights
•    A Pay for Performance philosophy has been adopted by the Compensation Committee in developing compensation for executives.
•    All members of the Compensation Committee are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.
•    Algonquin’s compensation programs have been developed to align closely with corporate strategy.
•    Third party consultants are employed by the Compensation Committee to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.
•    Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short and long-term objectives, including Total Shareholder Returns.
•    Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.
•    Minimum share ownership requirements are in place for Named Executive Officers.
•    A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.
•    Performance-based compensation is subject to our clawback policy.
•    Our executive employment agreements contain double trigger provisions in the event of a change of control.

ANNUAL COMPENSATION DECISION MAKING PROCESS
The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:

•
Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team including the Named Executive Officers, other than for the CEO and Vice Chair, to the Compensation Committee.

•
The Compensation Committee reviews and considers these recommendations, as well as the compensation of the CEO and Vice Chair of the Corporation, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board.

•
The Board considers and grants final approval for executive compensation decisions, with decisions regarding the CEO and Vice Chair being made by the non-executive Directors of the Board (being all Board members other than the Chief Executive Officer and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets the performance objectives for the CEO and Vice Chair for the coming year. Performance objectives for the other senior officers of the Corporation are set with the approval of the CEO.
For the purposes of determining bonus awards under the Corporation’s short-term performance incentive plan, the Board also approves the Corporation’s Corporate Scorecard which consists of a series of corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation. The Corporate Scorecard is established annually for each financial year of the Corporation.
The Compensation Committee uses independent compensation advisors to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals. The

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Compensation Committee also monitors compensation policies, plans and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.
Compensation Comparator Group
In order to establish appropriate compensation levels relative to the Corporation’s peer market, the Compensation Committee has worked with Mercer to develop a comparator group of Canadian and United States organizations in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”).
To ensure that compensation levels are appropriate, a complete benchmarking review, by the external consultant, takes place every two (2) years and the scope of services includes development of the appropriate Comparator Group, competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.
In developing the current Comparator Group, the recommendations of the independent advisor were that the Comparator Group should reflect the geographic profile of the Corporation’s business and be selected using asset size as the primary selection factor, followed by revenue. The Committee adopted the recommendations of the independent advisor and approved a new comparator peer group for use commencing in 2016. The Comparator Group consists of fifteen (15) companies, of which 80% are U.S.-based corporations in similar businesses and 20% are Canadian based corporations (reflecting the geographic profile of the Corporation’s business), with a median asset size of $7.1 billion and median revenues of $1.9 billion. The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity). The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. The Comparator Group consists of the following entities:

1.	Capital Power Corp	Canada	9.	Great Plains Energy Inc.	U.S.
2.	Northland Power Inc.	Canada	10.	ITC Holdings Corp.	U.S.
3.	TransAlta Corp.	Canada	11.	Key Energy Services Inc.	U.S.
4.	Aqua America Inc.	U.S.	12.	Northwest Natural Gas Co.	U.S.
5.	Dynegy Inc.	U.S.	13.	OGE Energy	U.S.
6.	El Paso Electric	U.S.	14.	UIL Holdings Corp.	U.S.
7.	Empire District Electric Co.	U.S.	15.	Westar Energy	U.S.
8.	Genesis Energy LP	U.S.
Pay Benchmarking Comparator Group
The following bar charts show the relative positioning of the Corporation’s asset size and revenues as compared to the Comparator Group:

(1)	December 31, 2016 asset value and revenues for the Corporation.

(2)
Uses December 31, 2016 pro forma consolidated revenues of $1.9 B and pro forma consolidated asset size of $10.4 B taking into account The Empire District Electric Company acquisition on January 1, 2017.

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While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.
RISK MANAGEMENT AND COMPENSATION
As part of the Compensation Committee’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the Compensation Committee identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.
The Corporation has implemented compensation policies and has compensation practices in place to ensure that a Named Executive Officer or an individual within a principal business unit does not take inappropriate or excessive risk. These policies and practices include:

•	caps on payouts under short-term incentive plans (200% of target);

•	performance factors with caps on the number of units that can be issued under awards made pursuant to the long term Share Unit Plan;

•	termination and severance provisions with double triggers in the event of a change in control;

•	executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;

•	adoption of a clawback policy;

•	inclusion of non-financial performance measures in incentive compensation programs; and

•	Board discretion to amend the final payout of the incentive compensation programs.
The Compensation Committee also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.
These existing safeguards notwithstanding, the Compensation Committee and Board annually review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.
During 2016, the Compensation Committee engaged Mercer to specifically assess the potential risks associated with the compensation programs and policies for Algonquin. The review included an assessment of each of the Corporation’s incentive compensation programs individually, as well holistically, to identify any risks inherent in the design or application of the programs based upon a framework developed by Mercer.
Mercer’s report to the Compensation Committee did not identify any material risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Based upon its ongoing assessment and the Mercer report, the Compensation Committee has concluded that the Corporation’s compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances are in place.
Fees Paid to Independent Compensation Consultant
The fees paid by Algonquin to its compensation advisors for the work performed in the years noted are as follows:

•	In 2016, Algonquin paid $168,059 in fees to Mercer (Canada) Ltd. for services provided to the Compensation Committee and $69,642 for compensation and benefit benchmarking; and

•	In 2015, Algonquin paid $122,678 in fees to Mercer (Canada) Ltd. for compensation advice and compensation and benefit benchmarking.

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COMPENSATION DISCUSSION & ANALYSIS
Named Executive Officer Compensation
This section discusses the elements of compensation for the five (5) named executive officers in 2016 set out in this Circular (“Named Executive Officers” or “NEOs”), namely:

•	Ian Robertson, Chief Executive Officer

•	Christopher Jarratt, Vice Chair

•	David Bronicheski, Chief Financial Officer

•	David Pasieka, Chief Operations Officer, Liberty Utilities Group

•	Michael Snow, Chief Operations Officer, Liberty Power Group
Executive Compensation Philosophy
The mandate of the Compensation Committee includes the review and establishment of the Corporation’s executive compensation philosophy. The Corporation’s compensation philosophy for executive officers generally follows these underlying principles: (i) the attraction and retention of key executives; (ii) market competitiveness relative to an appropriate comparator group; (iii) support the execution of the business strategy by rewarding achievement of appropriate goals (“Pay for Performance”); and (iv) meet, and align with, the expectations of Shareholders, customers, and other stakeholders.
When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation as well as the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution toward meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.
Compensation Mix
The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard and Business Unit Scorecards, as discussed below.
In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value.
The at-risk components for annual incentives depend on the achievement of corporate, subsidiary business unit, and individual performance objectives. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates. Performance against the Corporate Scorecard is measured and rated. Achievement of the expected level of performance for a particular objective is required for that particular scorecard item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.
One of the objectives in the Corporate Scorecard is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of

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intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation’s operating performance. See the “Caution Concerning Forward-Looking Statements and Forward-Looking Information” and “Caution Concerning Non-GAAP Financial Measures” sections for further information.
The following table shows the dollar value and percentage weighting of each component of the total target compensation for the Named Executive Officers in 2016.

	Compensation Elements				Compensation Mix
Name	Base Salary	Short-Term Incentive Target	Long-Term Incentive Target	Target Total Direct Compensation	Base Salary %	Short-Term Incentive Target %	Long-Term Incentive Target %	Pay at Risk
Ian Robertson	$850,000	$680,000	$1,360,000	$2,890,000	29%	24%	47%	71%
Christopher Jarratt	$575,000	$460,000	$920,000	$1,955,000	29%	24%	47%	71%
David Bronicheski	$475,000	$261,250	$427,500	$1,163,750	41%	22%	37%	59%
David Pasieka	$400,000	$220,000	$320,000	$940,000	43%	23%	34%	57%
Michael Snow	$390,000	$214,500	$312,000	$916,500	43%	23%	34%	57%
Base Salary
Base salary of the NEOs of the Corporation is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors as described earlier.
In setting the recommended salaries of the NEOs, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to executive officers in the Comparator Group (see discussion on page 39 under the heading Compensation Comparator Group).
Short-Term Incentive Plan
The short-term incentive plan of the Corporation (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion, with awards at the highest employee grades of the Corporation being linked more directly to overall corporate performance. The Compensation Committee sets the target for STIP as a percentage of base salary. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.
Incentives are calculated and paid annually using the scorecards, as described below.
NEOs are eligible for an award under the STIP if corporate and personal goals are achieved. Each year, these goals and objectives are reviewed by the Compensation Committee and approved by the Board and are intended to be aligned with the goals and targets of the Corporation for that year.

Position	STIP Target for 2016 (% Salary)	Maximum Payout (% Target)	Corporate Performance Weighting	Individual Performance Weighting
Chief Executive Officer, Vice Chair	80%	200%	80%	20%
All Other NEOs	55%	200%	65%	35%
2016 Corporate Scorecard and Results
On an annual basis, the Board of Directors approves the corporate objectives and target performance levels to be achieved and incorporated into the Corporate Scorecard for the year. The corporate performance portion of the STIP for the NEOs is

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based on these objectives and targets. Business Unit Scorecards are also established annually and are utilized in assessing the individual performance portion of the STIP for business unit leaders. The Corporate Scorecard is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.
The Corporate Scorecard objectives are based on the Corporation’s business plan for the year and establish specific, measurable performance targets for each objective. Corporate Scorecard categories and their relative weighting on the 2016 Corporate Scorecard are as follows:

•	Achievement of target efficiency and financial objectives for the Corporation (“Corporate Performance Category (35%)”);

•	Achievement of key strategic objectives related to Algonquin stakeholders (“Stakeholder Category (25%)”);

•	Achievement of target operations objectives (“Business Process Category (20%)”); and

•	Achievement of human resources and corporate culture initiatives (“People Category (20%)”).
Short-Term Incentive Plan Payouts
Annual STIP payouts are calculated as follows:

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Corporate Scorecard Results
The Corporate scorecard results for the Chief Executive Officer and all NEOs are based on the Corporate Scorecard established for the overall company. Individual performance assessments of business unit heads include a review of business unit performance.
The following table shows the objectives and achievement levels for the 2016 Corporate Scorecard:

Scorecard Category	Scorecard Objective	Weighting (Points)(1)	Threshold	Target	Maximum	Actual Results	Points Achieved
Efficiency	Adjusted Net Income(1)	10	$70.4M	$140.7M	$211.1M	$157.4M	14.4
	Adjusted Earnings Per Share(1)	15	$0.25	$0.50	$0.75	$0.55	20.5
	EBITDA(1)	15	$232.8M	$465.6M	$698.3M	$468.1M	15.6
	EPS Growth(2)	15	Approved new projects/acquisitions with 5-year average pro-forma growth above a budgeted 5% annual improvement.			332%	49.9
	FFOPS(3) Growth(2)	10	Approved new projects/acquisitions with 5-year average pro-forma growth above a budgeted 5% annual improvement.			515%	51.5
	Asset Growth(2)	15	Approved new projects/acquisitions with 5-year average pro-forma growth above a budgeted 5% annual improvement.			720%	108.0
	EBITDA Growth(2)	15	Approved new projects/acquisitions with 5-year average pro-forma growth above a budgeted 10% annual improvement.			199%	29.8
	Operating Cost QTR	5	Maintain Budget Level			Partial Achievement	4.4
Total	100 points		294 points
Stakeholders	Safety	35	Achieve LTI(4) and RIR(5) rate below BLS standard; Execute consolidated enterprise 2016 EH&S Plan; Achieve Minimum Notice of Violations Rate.			Targets achieved for LTI, RIR and Close Call Reporting(6); Partial achievement of other elements.	32.5
	Customer Service	25	;			98% achievement of customer service targets and 99% achievement of customer satisfaction survey result target.	24.6
	Operations Reliability	30	For the distribution business (Liberty Utilities) the objective is to achieve or exceed the targets established for SAIDI(7) and SAIFI(8) results and unplanned business disruptions; for the generation business (Liberty Power) the target is to achieve targeted availability of power generation facilities.			100% achievement.	30.0
	Credit Metric	10	Manage cash flow and indebtedness such that BBB/Flat/Stable S&P rating is maintained.			Target met.	10.0
Total	100 points		97.1 points
Scorecard Category	Scorecard Objective	Weighting (Points)(1)	Target		Actual Results	Points Achieved

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Business Processes	Governance Initiatives	40	Objectives included: Implementation of clawback policy, update executive contracts, proactive engagement with ISS(9) during proxy preparation, enhancement of 2016 management information circular, implementation of Internal Audit program, and successful Empire transition integration.	100% achievement of management information circular update and Empire transition integration. 95% achievement for other Governance initiatives.	38.5
	Strategic Planning Initiatives	50	Objectives included: Prepare and deliver APUC 2016 strategic plan to the Board; update and deliver 2016 version of Long Term Model (“LTM”); and complete a quantitative historic acquisition review of a prior acquisition.	100% achievement of strategic planning process and release of 2016 LTM. 95% achievement for annual post acquisition review.	49.3
	Operational Initiatives	20	Objectives included: Completion of crisis management plan; and development of initiatives in response to 2015 employee survey targeted at improving overall employee engagement scores.	75% completion of crisis management plan and 100% completion of the 2016 engagement initiative.	17.5
Total	110 points		105.3 points
People	Engagement and Cultural Initiatives	65	Objectives included: Implement ongoing cultural pulse initiatives to drive intentional culture and complete and publish Corporate Social Responsibility (“CSR”) Report.	85% achievement of cultural plan and employee engagement plan development and implementation. Partial achievement of CSR initiative.	46.2
	Leadership Development	45	Objectives included: Development of management succession planning initiative and organizing and delivering annual leadership development initiatives.	Partial achievement of initiatives.	38.8
Total	110 points		85 points

(1)
The Business Process and People categories provide the opportunity to earn more than 100 points if all goals are achieved as the individual components do not provide a scale of achievement over 100. Points for performance for financial categories with minimum (50% of Budget), threshold (Budget), and maximum targets (150% of Budget) are awarded based on a 2:1 slope; no points are awarded if results are less than 50% of Budget, 100% of the points are awarded if the Budget is achieved, and 200% of the points are awarded if 150% of the Budget is achieved.

(2)	No cap on performance of individual element, but cap is on overall scorecard payout.

(3)	Funds from Operations Per Share.

(4)	Lost Time Injury.

(5)	Recordable Incident Rate.

(6)	Close Call Reporting is reporting of incidents which do not result in injury reportable as RIR or LTI.

(7)	SAIDI is a reliability metric (System Average Interruption Duration Index)

(8)	SAIFI is a reliability metric (System Average Interruption Frequency Index)

(9)	Institutional Shareholder Services.
The 2016 STIP payout was calculated as follows:

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The Long-Term Incentive Plan
The Long-Term Incentive Plan (“LTIP”) element of compensation for the NEOs consists of participation in an Executive Stock Option Plan (the “Stock Option Plan”), and in the Share Unit Plan as described below. The LTIP is intended to induce and reward behavior that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value, if any, of the LTIP awards to executives tracks off of the value of the Corporation’s Common Shares. The realization of such value depends on the achievement of performance-vesting criteria, making the LTIP portion of executive compensation truly “at risk” and linked to performance intended to also benefit shareholders.
In 2016, the stock option grants and the PSU grants were 75% and 25%, respectively, of the target long-term compensatory value for each of the NEOs. RSUs, which are time-vesting as opposed to performance-vesting, are not currently utilized for CEO or NEO compensation, but are issued to certain other employees.
The number of stock options and PSUs granted to the NEOs is determined by the Compensation Committee based on management’s recommendations and on information provided by an independent advisor. Stock option and PSU/RSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of option-based awards are not taken into account when considering new grants.
The stock options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of Algonquin’s Common Shares over the term of a particular grant.
The fair value of stock option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value stock options. For the options granted in 2016, the Black-Scholes value ratio was determined to be equal to 11% of the closing share price of $10.81 as of March 3, 2016. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1)	Volatility(2)	Dividend Yield	Risk Free Rate(3)
March 3, 2016	5.5 years	25.1%	5.2%	0.8%

(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight years.

(2)	The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years).

(3)	The risk free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the option.
The Stock Option Plan
The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through stock options, to acquire a proprietary interest in the Corporation.
The Stock Option Plan authorizes the Board to issue stock options (“Options”) to directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation (“Eligible Persons”).
The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.
In addition, under the Stock Option Plan:

•
subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 46

time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•
subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (as defined in the Stock Option Plan) of the Common Shares on the date on which the Board approves the grant of the Option;

•
the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•
the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

•
the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance;

•
the Corporation may withhold from amounts payable to an option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

•
in the event that the Corporation restates its financial results, any unpaid or unexercised Options may be cancelled at the discretion of the Board (or the Compensation Committee of the Board) in accordance with the terms of the Corporation’s clawback policy.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.
Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.
Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.
In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

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If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.
All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.
Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.
The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	increase to the maximum number or percentage of securities issuable under the Stock Option Plan;

(iii)	reduction of the Option price, or cancellation and reissuance of Options or other entitlements, of Options granted under the Stock Option Plan;

(iv)	extension of the term of Options beyond the original expiry date;

(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(vi)	increase to the limit imposed on non-employee director participation set out in the Stock Option Plan;

(vii)	allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the Stock Option Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.
Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Common Shares shall be made to all holders of Common Shares which offer has been approved or accepted by the Board; or

(c)
the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever. The TSX rules require the Stock Option Plan to be put before Shareholders for re-approval within three years of the date of the last meeting of shareholders at which the plan was approved and every three years thereafter.

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As of May 11, 2017, the number of outstanding Options is 6,738,858 which represents 1.75% of the total outstanding Common Shares. The number of available Options is 7,188,103 which is 8% of the total outstanding Common Shares less those shares issuable under all other share based awards compensation plans. The number of Common Shares that have been issued pursuant to the plan is 4,190,339. The number of Common Shares that have been issued pursuant to the plan as a percentage of the outstanding Common Shares is 1.09%.
The table below summarizes certain ratios as at December 31 of the three (3) years regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of Common Shares outstanding as of December 31, 2016, 2015, and 2014.

	December 31, 2016	December 31, 2015	December 31, 2014
Dilution Total number of options outstanding divided by total number of Common Shares outstanding	2.5%	2.8%	2.3%
Burn Rate Total number of options granted in a fiscal year, minus expired options, divided by the total number of Common Shares outstanding	0.8%	0.6%	0.4%
Overhang Total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding(1)	5.1%	10.0%	10.0%

(1)
The total number of Common Shares that can be issued under the Stock Option Plan as of May 2016 is 8% of the issued and outstanding Common Shares less the amount issuable under all other share based compensation plans.

The Share Unit Plan
The objectives of the Share Unit Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term and (iii) retain critical employees to drive the business success of the Corporation. In 2016, awards under the Share Unit Plan made up 25% of the target long-term compensatory value for each of the NEOs.
The maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards is limited to an aggregate of 500,000 Common Shares, of which 283,759 have been issued (representing approximately 0.07% of the outstanding Common Shares as of the date of this Circular). If Shareholders approve the Share Unit Plan Amendment Resolution, the maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards will increase to 7,000,000 Common Shares, which represents approximately 1.8% of the outstanding Common Shares as of the date of this Circular. This increase in the number of Common Shares reserved for issuance under the Share Unit Plan would not change the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s security based compensation arrangements (see discussion on page 9 under the heading “Amendment to Share Unit Plan to Increase Number of Shares Issuable From Treasury Under the Plan to 7,000,000”).
Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls.
The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates or, in respect of any grants made to such designated executives (including the NEOs), the Compensation Committee (for the purpose of this section “The Share Unit Plan”, the “Committee”).
Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Committee. In the case of PSUs, the Committee may determine any performance criteria applicable to the PSUs. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 49

Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.
The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Committee. Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs).
Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX rules) under such plan, together with Common Shares reserved for issuance to insiders under all other security based compensation arrangements (as defined in the TSX rules), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.
Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.
Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.
Except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.
Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.
The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.

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The Share Unit Plan may be amended or terminated at any time by the Committee in whole or in part, provided that:

(a)
no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

(b)	no amendment of the plan will be effective unless such amendment is approved by the TSX; and

(c)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and reissuance of awards under the plan;

(iii)	extension of the term of an award under the plan beyond the original expiry date of the award;

(iv)	amendment to remove or exceed the Insider Participation Limit;

(v)	increase to the maximum number of Common Shares issuable from treasury under the plan;

(vi)	amendments to eligible participants that may permit the introduction or non-employee Directors on a discretionary basis;

(vii)	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the amendment provision of the plan.
Each PSU or RSU awarded represents the opportunity to receive one Common Share of the Corporation (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period. The performance criteria currently established by the Corporation for PSU awards consist of three factors, with the relative weightings noted: (i) achieved efficiency metrics (85%); (ii) achievement of safety record relative to industry benchmark performance (10%); and (iii) achieved customer satisfaction survey scores (5%).
The policy adopted by the Compensation Committee is that eligible participants can elect the mix of their annual LTIP award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2016, 25% of the long-term incentive for the CEO and other NEOs consisted of PSUs. The other 75% of the long-term incentive value for the CEO and each NEO was provided as grants under the stock option plan.
The PSUs vest only to the extent that at least the minimum established threshold is achieved for each performance factor.
RSU awards, which are time vested share units, have not been granted to the CEO or other NEOs.
If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) Efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%).
Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; or (iii) a cash payment. The actual number of units that will vest is determined as follows:

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The metrics for the 2014 PSU awards which vested on December 31, 2016 and the performance factor results achieved are described below:

Efficiency Achievement Factor	Average Efficiency Achievement Over Three Year Performance Period (Points)	Efficiency Performance Factor
The Efficiency Achievement Factor has a weighting of 85% (max 170%) and consists of the average of the number of points achieved over the Performance Period for all the efficiency metrics in the annual Corporate Scorecard for the relevant year. The efficiency metrics consist of several financial performance indicators including Adjusted Net Income, Adjusted EPS, EBITDA, EPS Growth, FFOPS Growth, Asset Growth, EBITDA Growth and Operating Cost achievement relative to budget.	< = 0	0
	> 0 and < = 20	0.170
	> 20 and < = 40	0.340
	> 40 and < = 60	0.510
	> 60 and < = 80	0.680
	> 80 and < = 120	0.850
	> 120 and < = 140	1.020
	> 140 and < = 160	1.190
	> 160 and < = 180	1.360
	> 180 and < = 200	1.530
	> 200	1.700
Safety Achievement Factor	Average Actual OSHA Recordable Incident Rate / Average Industry Average OSHA RIR	Safety Performance Factor
The Safety Achievement Factor has a weighting of 10% (max 20%) and is based upon the Corporation’s achieved OSHA Recordable Incident Rate (“RIR”) relative to the OSHA Industry Average RIR for the Performance Period.	Less than 0.70	0.200
	Between 0.70 and 0.79	0.110
	Between 0.80 and 0.94	0.105
	Between 0.95 and 1.04	0.100
	Between 1.05 and 1.19	0.095
	Between 1.20 and 1.29	0.090
	Greater than 1.30	0.000
Customer Service Achievement Factor	Average Overall Customer Satisfaction Scores Relative to Target	Customer Satisfaction Performance Factor
The Customer Service Achievement Factor has a weighting of 5% (max 7.5%) and is based upon achievement of customer service levels relative to established targets for the Performance Period.	< 50%	0
	= 50%	0.025
	> 50% and < = 60%	0.030
	> 60% and < = 70%	0.035
	> 70% and < = 80%	0.040
	> 80% and < = 90%	0.045
	> 90% and < = 110%	0.050
	> 110% and < = 120%	0.055
	> 120% and < = 130%	0.060
	> 130% and < = 140%	0.065
	> 140% and < = 150%	0.070
	> 150%	0.075
The following table shows the performance factor results for the three year period from January 1, 2014 to December 31, 2016:

	Target	Weighting	Achieved	Calculation	Achieved Factor
Performance Factor, Efficiency	100 points	85%	3-yr average 168 points	168	1.36
Performance Factor, Safety	3.03 RIR	10%	2.02 RIR	0.67	0.20
Performance Factor, Customer Service	80%	5%	76.3%	0.96	0.05
Total Performance Factor Score		1.61
The overall performance factor applied to the 2014 PSU awards vested was 1.61 x units issued, including units accreted due to dividends paid during the performance period. The vested value based on the December 31, 2016 closing price on the TSX of $11.39 per common share represented 2.86 x the original grant date value.

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The Employee Share Purchase Plan
On June 21, 2011, the Corporation’s Shareholders approved the adoption of an employee share purchase plan (the “ESPP”) of the Corporation. Under the ESPP, currently 2,000,000 Common Shares are reserved for issuance, which represents approximately 0.52% of the outstanding Common Shares as of the date of this Circular.
The ESPP is intended to enable eligible employees (which includes NEOs of the Corporation) to acquire Common Shares in the Corporation in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.
All regular full-time and part-time employees are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For Canadian employees, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually for Canadian employees. For U.S. employees, the Corporation will match 15% of the contribution made by the employee up to U.S. $10,000, for a maximum matching contribution of U.S. $1,500 annually for U.S. employees. Dividends on Common Shares in a participant’s account under the ESPP (i) will be reinvested to purchase additional Common Shares, if the participant is a Canadian resident or (ii) will be paid by cheque, net of any withholding taxes, to participants who are not Canadian residents.
On the last day of each fiscal quarter of the Corporation in each year, all contributions received in respect of each participant shall be paid in full on behalf of participants to purchase Common Shares from treasury and/or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX. The Common Shares will be issued from treasury at a price equal to the five-day volume weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date, or an equivalent number of Common Shares will be acquired on the market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).
Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.
The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Common Shares reserved for issuance under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.
The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.
The Defined Contribution Pension Plan
Effective May 1, 2016, APUC established a defined contribution pension plan for its Canadian employees including NEOs (the “Pension Plan”). Under the Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO. No matching contributions are required by participants who are NEOs. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company. Prior to the establishment of the Pension Plan the Corporation provided an employee savings program with the same contribution levels through a deferred profit sharing plan (“DPSP”) and did not have a Canadian pension plan for Canadian employees. The DPSP plan was closed upon the establishment of the Pension Plan.

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Under the Pension Plan, the employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan.
Supplemental Executive Retirement Plan
During 2016, the Compensation Committee of the Board reviewed market benchmark data in respect of retirement benefits for senior management at comparable organizations in Canada. As a result of the review the Compensation Committee determined that it was appropriate to establish a Supplemental Executive Retirement Plan (“SERP”) effective January 1, 2016 in order to provide a retirement savings program that was aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives including the NEOs, equivalent to 12% of eligible earnings. The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive amount earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives at their election either a one-time taxable lump sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited annually with an additional amount equivalent to the annual return achieved in the Pension Plan based on the investment mix selected by the participant.
The following table shows the accumulated value from January 1, 2016 to December 31, 2016 for each NEO under the Pension Plan and the SERP and the DPSP prior to establishment of those plans.

Name	Accumulated Value at Start of Year(1)	Compensatory Change(2)(3)	Non-Compensatory Change(3)	Accumulated Value at End of Year
Ian Robertson	$0	$169,775	$4,766	$174,541
Chris Jarratt	$0	$119,325	$2,175	$121,500
David Bronicheski	$0	$91,825	$1,597	$93,422
David Pasieka	$0	$75,510	$2,661	$78,171
Mike Snow	$0	$71,351	$4,566	$75,917

(1)
The Pension Plan and the SERP were not established until May 1, 2016 and January 1, 2016, respectively. Prior to the establishment of those plans, NEOs received a 6% of annual base salary contribution to a deferred profit sharing plan to CRA limits annually and prior to 2016 a taxable contribution to a non-registered savings plan for any amounts in excess of the annual CRA limit.

(2)	Includes Pension Plan contributions, contributions made in 2016 to the discontinued DPSP and amounts credited to the unfunded SERP.

(3)	Non-compensatory amount is the amount of annual credit added to reflect the return achieved by Participant in the Pension Plan based on Participant’s individual investment mix selected.
Other Executive Benefits
The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:

•	Life and Accidental Death and Dismemberment Insurance coverage;

•	Medical expenses and medical insurance re-imbursements;

•	Monthly car allowance, as applicable;

•	Health and Wellness coverage; and

•	A fitness allowance for a recreational and/or social club.
Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the Summary Compensation Table for the NEOs.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 54

Clawback Policy
The Compensation Committee implemented a clawback policy effective January 1, 2016 applicable to all Executive Officers (as that term is defined under applicable securities legislation in Ontario). The policy provides that, (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations) and (ii) the senior executive was negligent or engaged in fraud or intentional illegal conduct which was related to the restatement of the financial results, the Compensation Committee has the ability in its discretion to recoup amounts paid or awarded to the executive officer as performance based compensation in the event that the compensation would have been lower based on the restated financial results. Compensation awards made after January 1, 2016 in respect of all financial years following that date are subject to recoupment looking back three fiscal years preceding the year in which the decision to recoup is made.
Executive Share Ownership Guidelines
To align the interests of senior management with the interests of Shareholders, Corporation ownership guidelines were introduced for NEOs and senior management in 2013. The guidelines indicate ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents. Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines:

Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Division President, Executive Vice President, COO	1 times base salary
The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.
The Common Share and/or share equivalent ownership as of January 3, 2017 for those NEOs governed by the ownership guidelines are set out below. The estimated value is calculated using a share price of $11.27, which is the 20 day trailing volume weighted average price of Algonquin Common Shares on the first trading day of the calendar year, in this case January 3, 2017. Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume weighted average price of Algonquin Common Shares on that day.

NEO	Multiple of Base Salary	Ownership Guideline Value	Shares/Share Equivalents(1)	Estimated Value	Ownership Achieved	Target Status
Ian Robertson	3x	$2,550,000	1,519,710	$17,127,132	20.1x	✓
Chris Jarratt	3x	$1,725,000	1,314,251	$14,811,609	31.2x	✓
David Bronicheski	2x	$950,000	515,842	$5,813,539	10.1x	✓
David Pasieka	1x	$400,000	167,976	$1,893,090	4.7x	✓
Mike Snow	1x	$390,000	158,080	$1,781,562	4.6x	✓
(1) Includes Common Shares, unvested PSUs, and vested but not paid out PSUs.
Equity Compensation Plan Information
The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options, and the number of securities remaining available for future issuance under equity compensation plans as of May 11, 2017.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 55

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding options	Weighted Average Exercise Price of Outstanding Options	Weighted Average Remaining Term of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))	Available for Issuance Under All Other Management Equity Compensation Plans
Plans approved by security holders	6,738,858	$11.18	6.96 years	7,188,103	7,000,000
Plans not approved by security holders	-	-	-	-	-
Total	6,738,858	$11.18	6.96 years	7,188,103	7,000,000
PERFORMANCE GRAPH
The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five year period commencing January 1, 2012.
Algonquin Power & Utilities Corp. Relative Performance
Value of $100 Invested on January 1, 2012 (Assumes Reinvestment of all Dividends)

	1-Jan-12	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16
APUC Share Price (TSX)	100	111.85	125.06	171.55	206.77	223.96
S&P/TSX Composite Index	100	107.19	121.11	133.90	122.76	148.64
S&P/TSX Capped Utilities Index	100	104.58	99.93	115.97	111.94	131.64
In 2016, the Total Shareholder Return for the Corporation was 9.5% (compared with 21.1% for the S&P/TSX Composite Index and 17.6% for S&P/TSX Capped Utilities Index). Management believes that the TSR performance during 2016 was impacted by the market dynamics related to the issuance of the Corporation’s convertible debentures in 2016. The convertible debentures, which had a conversion price of $10.60, were largely converted to common shares during the first quarter of 2017. Cumulative TSR measured from December 31, 2015 to March 31, 2017 was 23.6%.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 56

Total Shareholder Return vs. NEO Compensation
Annually, the Corporation undertakes an analysis of the alignment between the CEO and the NEOs’ total compensation and the experience of Shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total CEO and NEO compensation results were then compared to the Shareholder experience, as measured by TSR over the same periods. The analysis concluded that the Corporation’s compensation framework provided a close alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.
Between December 31, 2010 and December 31, 2016, the Shareholders’ experience, as measured by the TSR on an annual basis each calendar year, averaged 20.3%. The annual CEO and NEO compensation percentage increase as measured by the target total direct compensation (“TDC”) established for the same period averaged approximately 26% and 23.5%, respectively. The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with shareholder experience. The following presents the comparison over the periods of interest:

Period	Compensation Adjustment for CEO(1)	Average Compensation Adjustment for NEO Team(2)	Annual Total Shareholder Return (Including Dividend Reinvestment)
2011	2%	13%	34%
2012	44%	16%	12%
2013	19%	37%	12%
2014	18%	12%	37%
2015	10%	10%	18%
2016	65%(3)	53%	9.5%
Average	26%	23.5%	20.3%

(1)	Calculation based on grant date values.

(2)	A portion of these amounts relates to long-term incentives. The value of these amounts are tied to future individual performance and continuing Shareholder returns.

(3)	In 2016, after another year of strong growth and results, a new peer group was established and adjustments made to move TDC to the median of the peer group.
Algonquin’s compensation philosophy has a significant component of both CEO and NEO compensation consisting of long-term incentives (grants of PSUs and stock options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin’s Common Share price and Algonquin’s TSR. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 57

EXECUTIVE COMPENSATION INFORMATION
Executive Performance Highlights
The strong performance of the Corporation in 2016 was highlighted by significant increases in operating revenues, net income, adjusted net earnings per share, cash flows, assets, share price and dividends. Algonquin’s performance is the result of the efforts and individual achievements of all employees within the organization.
The following summarizes the key achievements of the CEO and the other NEOs:

IAN ROBERTSON CHIEF EXECUTIVE OFFICER, ALGONQUIN POWER & UTILITIES CORP.
Mr. Robertson has served as the CEO of the Corporation since 2009. During his tenure as CEO, the Corporation has delivered consistent growth in assets, revenues and strong total shareholder returns. Over the period commencing January 1, 2011, cumulative total shareholder return has been 200% and asset growth has been 540%. For 2016, the following was achieved:
•    Annual Adjusted EBITDA increased 27% to $476.9 million, as compared to $375 million in 2015;
•    24% growth in annual adjusted EPS to $0.57, as compared to $0.46 in 2015;
•    65% growth in assets to $8.25 billion, as compared to $4.99 billion in 2015;
•    Completion of all required approvals for completion of the acquisition of The Empire District Electric Company effective January 1, 2017, a significant transaction for the Corporation; and
•    Successful completion of the listing of the Corporation’s common shares on the New York Stock Exchange, providing increased access to U.S. capital markets.

CHRIS JARRATT VICE CHAIR, ALGONQUIN POWER & UTILITIES CORP.
Mr. Jarratt has served as Vice Chair of the Corporation since 2009, and during his tenure in this role, Mr. Jarratt has made a significant contribution to the development and execution of the strategy of the Corporation and the development of the Board of Directors and corporate governance practices of the Corporation. Mr. Jarratt is a member of the Board of Directors and a member of the management executive team which has consistently built shareholder value during his tenure. During 2016, Mr. Jarratt’s accomplishments include the following:
•    Collaborated with the Board of Directors to expand its diversity and membership. During 2016 a number of individuals were identified as potential candidates to join the Board of Directors, with the successful completion of the process leading to the nomination of Melissa Barnes to our Board of Directors in 2016;
•    Assisted the Corporate Governance Committee in its continuous improvement of our governance practices as evidenced by improved governance rankings from a number of third party agencies;
•    Provided guidance and assistance in the resolution of a broad spectrum of strategic, growth and commercial issues facing the Corporation;
•    Collaborated with the CEO and the Board of Directors in the development and execution of the long term strategy of the Corporation; and
•    Provided key leadership support across the Corporation.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 58

DAVID BRONICHESKI CHIEF FINANCIAL OFFICER, ALGONQUIN POWER & UTILITIES CORP.
Mr. Bronicheski has served as Chief Financial Officer of the Corporation (and its predecessor) since 2007. During 2016, Mr. Bronicheski had the following accomplishments:
•    Provided support for the Corporation’s growth initiatives with the successful completion of financing comprised of $1.15 billion convertible debentures represented by instalment receipts;
•    Negotiated bank commitments of over $1.5 billion to fund the acquisition of The Empire District Electric Company;
•    Secured commitments for approximately $500 million of tax equity to partially fund Algonquin’s U.S. renewable wind and solar projects;
•    Provided senior leadership related to the integration of Empire into APUC processes and financial reporting systems; and
•    Provided key leadership support across the Corporation.

DAVID PASIEKA COO, LIBERTY UTILITIES GROUP
Mr. Pasieka has served as Chief Operations Officer of the Liberty Utilities Group since 2011. During 2016, Mr. Pasieka had the following accomplishments:
•    Facilitated the due diligence and regulatory approval processes for the acquisition of The Empire District Electric Company;
•    Delivered strong safety metric improvements in Motor Vehicle Accidents and Recordable Incident Rate (RIR);
•    Achieved successful regulatory outcomes in five state rate cases and facilitated the approval of a USD$100M rate base solar project with the California regulatory commission;
•    Delivered high customer satisfaction and service levels and improved gas, water and electric distribution reliability;
•    Completed a USD$213M capital investment program reinforcing the organic growth of the regulated utilities; and
•    Provided key leadership support across the Corporation.

MIKE SNOW COO, LIBERTY POWER GROUP
Mr. Snow has served as Chief Operations Officer of the Liberty Power Group since 2011. During 2016, Mr. Snow had the following accomplishments:
•    Successfully led Liberty Power to zero lost time incidents for the second consecutive year along with strong financial results and another record year of growth in revenues and EBITDA;
•    Exceeded targeted asset availability across all generation modalities and implemented enhanced asset optimization across the North American wind generation fleet which represents over 60% of Liberty Power EBITDA;
•    Achieved a significant wind generation milestone in reaching 1,000 MW of capacity with the commercial operation of the 200 MW Odell wind farm in Minnesota and 150 MW Deerfield wind farm in Michigan;
•    Continued growth of the solar portfolio with the commencement of commercial operation of the 50 MW Luning solar farm in Nevada and completion of the 10 MW Bakersfield II solar facility in California; and
•    Continued to grow the generation team across North America with key staff additions in Asset Management, Operations and Technical Services in alignment with APUC’s expanding fleet of operating facilities.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 59

Summary Compensation Table
The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2016 for each of the individuals who were at December 31, 2016, the Chief Executive Officer, the Vice Chair, the Chief Financial Officer, the COO of the Liberty Utilities Group, and the COO of the Liberty Power Group.

			Equity Incentive Plan Compensation		Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(1)	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation	Total Compen- sation
Ian Robertson CEO	2016	$850,000	$341,493	$1,020,000	$1,118,893	-	$174,541	$68,968	$3,573,895
	2015	$629,000	$229,235	$445,230	$572,440	-	$37,653	$133,582	$2,047,158
	2014	$582,000	$294,993	$295,000	$461,028	-	$34,220	$48,849	$1,716,090
Christopher Jarratt Vice Chair	2016	$575,000	$231,490	$690,000	$758,583	-	$121,500	$32,780	$2,409,353
	2015	$465,000	$125,877	$373,163	$423,187	-	$27,900	$28,870	$1,443,997
	2014	$465,000	$235,998	$236,000	$370,121	-	$27,361	$25,915	$1,360,395
David Bronicheski CFO	2016	$475,000	$108,370	$320,625	$429,126	-	$93,422	$23,082	$1,449,625
	2015	$370,000	$52,375	$152,625	$293,840	-	$22,087	$19,439	$910,366
	2014	$309,000	$84,995	$85,000	$160,515	-	$18,371	$20,534	$678,415
David Pasieka COO, Liberty Utilities Group	2016	$400,000	$81,472	$240,000	$347,945	-	$78,171	$24,150	$1,171,738
	2015	$320,000	$41,500	$120,000	$232,016	-	$19,153	$24,211	$756,880
	2014	$295,000	$73,999	$74,000	$138,200	-	$17,366	$26,111	$624,676
Mike Snow COO, Liberty Power Group	2016	$390,000	$79,475	$234,000	$344,430	-	$75,917	$23,505	$1,147,327
	2015	$320,000	$41,500	$120,000	$207,016	-	$19,153	$23,172	$730,841
	2014	$295,000	$73,999	$74,000	$137,337	-	$17,346	$36,112	$633,794

(1)	The annual incentive plan amounts represent the annual bonus paid per the short-term incentive plan.

(2)	Grant date fair value of Common Shares granted under APUC’s ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.
Algonquin awarded the following PSUs to the named executives for 2014 (awarded August 13, 2014), 2015 (awarded May 19, 2015 and August 27, 2015), and 2016 (awarded March 31, 2016). The number of PSUs that the named executives will actually earn can vary from 0 to 197.5% of the original number of PSUs granted, depending on the Corporation’s performance against measures of efficiency, safety, and customer service over a three year period. Units earned from dividends declared during the respective performance period are not included as grants below.

	2016	2015	2014
Ian Robertson	30,713	23,515	39,972
Chris Jarratt	20,776	12,841	31,978
David Bronicheski	9,654	5,252	11,517
David Pasieka	7,226	4,129	10,027
Mike Snow	7,046	4,129	10,027
For purposes of compensation the PSUs were valued using the market price on the first day of the performance period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant Date Value for Compensation Purposes ($)	Grant Date Value for Financial Statement Disclosure ($)	Difference Per Unit ($)
2016	11.07	11.66	0.59
2015	9.69	9.77	0.08
2014	7.38	8.22	0.84

(3)	Algonquin awarded the following Options to the named executives for 2014 (awarded May 13, 2014), 2015 (awarded May 19, 2015 and August 27, 2015), and 2016 (awarded March 31, 2016):

	2016	2015	2014
Ian Robertson	842,975	420,028	327,778
Chris Jarratt	570,248	354,141	262,222
David Bronicheski	264,979	143,986	94,444
David Pasieka	198,347	113,208	82,222
Mike Snow	193,388	113,208	82,222

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 60

The Compensation Committee reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer.
For valuation purposes, Mercer used the Black-Scholes option pricing model and the following assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2016	5.2	25.1	0.8	5.5	10.81	1.19
2015	4.8	23	1.1	5.5	9.88	1.06
2014	4.7	22.3	1.8	5.5	7.77	0.91
For purposes of financial statement disclosure, options were valued using a Black-Scholes option pricing model and the following assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2016	4.5	23	0.9	5.5	10.82	1.25
2015	4.0	38	1.3	8.00	9.75	2.45
2014	3.8	38	2.0	8.00	7.95	2.00
These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per option granted between the two models is presented in the following table:

Year	Grant Date Value for Compensation Purposes ($)	Grant Date Value for Financial Statement Disclosure ($)	Difference Per Unit ($)
2016	1.19	1.25	0.06
2015	1.06	2.45	1.39
2014	0.91	2.00	1.09
Under Mercer’s standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term that the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

(4)
Amounts shown are contributions made by the Corporation for individuals under the Corporate Registered Pension Plan and Supplemental Executive Retirement Plan established in 2016. Also included are amounts contributed to Algonquin’s Deferred Profit Sharing Plan in 2016 prior to its closure.

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the Summary Compensation Table on page 60.

		Perquisites
Name	Year	Car Allowance(1)	Other Perquisites(2)	Insurance Premiums(3)(4)	Total All Other Compensation
Ian Robertson	2016	$14,881	$18,545	$35,542	$68,968
	2015	$11,520	$2,723	$119,339	$133,582
	2014	$11,520	$18,406	$18,923	$48,849
Christopher Jarratt	2016	$14,881	$2,095	$15,804	$32,780
	2015	$11,520	$6,254	$11,096	$28,870
	2014	$11,520	$6,310	$8,085	$25,915
David Bronicheski	2016	$14,881	-	$8,201	$23,082
	2015	$11,520	-	$7,919	$19,439
	2014	$11,520	-	$9,014	$20,534
David Pasieka	2016	$11,400	$2,410	$10,340	$24,150
	2015	$11,400	$2,045	$10,766	$24,211
	2014	$11,400	$2,950	$11,761	$26,111
Michael Snow	2016	$11,400	$2,095	$10,010	$23,505
	2015	$11,400	$2,045	$9,727	$23,172
	2014	$11,400	$12,950	$11,762	$36,112

(1)
Car allowance awards for Messrs. Robertson, Jarratt, and Bronicheski include, in each case, a one-time payment of $3,361 to correct an underpayment of the allowance in prior years. Annual car allowance for the individuals is $12,000.

(2)	Other perquisites include medical cost reimbursements, health and fitness club membership, tuition reimbursement.

(3)	Insurance premiums include life, disability and medical reimbursement plan amounts.

(4)	Includes medical expenses reimbursement in 2016 of $24,167 including premium under a cost-plus program for Ian Robertson and $4,425 under the same program for Chris Jarratt.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 61

Outstanding Option Based Awards
The following table describes all option-based awards as at December 31, 2016 for each NEO that is eligible for such award.

Name	Number of Common Shares Underlying Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(1)
Ian Robertson	285,366(2)	$7.72	31-Mar-21	$1,047,293
	327,778(2)	$7.95	12-May-22	$1,127,556
	420,028	$9.76	18-May-23	$684,646
	842,975	$10.82	31-Mar-24	$480,496
Christopher Jarratt	228,293(2)	$7.72	31-Mar-21	$837,835
	262,222(2)	$7.95	12-May-22	$902,044
	335,590	$9.76	18-May-23	$547,012
	18,551	$9.23	26-Aug-23	$40,070
	570,248	$10.82	31-Mar-24	$325,041
David Bronicheski	91,463(2)	$7.72	31-Mar-21	$335,669
	94,444(2)	$7.95	12-May-22	$324,887
	143,986	$9.76	18-May-23	$234,697
	264,979	$10.82	31-Mar-24	$151,038
David Pasieka	72,713(2)	$7.72	31-Mar-21	$266,857
	82,222(2)	$7.95	12-May-22	$282,844
	113,208	$9.76	18-May-23	$184,529
	198,347	$10.82	31-Mar-24	$113,058
Mike Snow	72,713(2)	$7.72	31-Mar-21	$266,857
	82,222(2)	$7.95	12-May-22	$282,844
	113,208	$9.76	18-May-23	$184,529
	193,388	$10.82	31-Mar-24	$110,231

(1)	Value determined using the closing price of the Common Shares on the TSX on December 30, 2016 of $11.39.

(2)	These options were exercised on March 16, 2017.
Outstanding Share Based Awards
The following table describes all share-based awards as at December 31, 2016 for each NEO that is eligible for such award.

Name	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2)(3)
Ian Robertson	54,228	$617,657	$843,168
Christopher Jarratt	33,617	$382,898	$674,539
David Bronicheski	14,906	$169,779	$242,937
David Pasieka	11,355	$129,334	$211,501
Michael Snow	11,175	$127,283	$211,501

(1)	Unvested share-based awards are PSU awards including PSUs from dividend reinvestment relating to such grants as of December 31, 2016.

(2)
The market or payout value of unvested share-based awards is calculated based on an assumed performance factor of 1.0 and the closing price of the Common Shares on the TSX on December 30, 2016 of $11.39.

(3)
These figures represent vested PSUs (2014 series), which vested on Dec. 31, 2016. These were paid out on March 24, 2017. The value shown is based on the closing price of the Common Shares on the TSX on December 30, 2016 of $11.39. The awards vested at 1.61x original unit grant when performance and units from dividend payment were taken into account.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 62

Incentive Plan Awards – Value Vested or Earned During the Year
The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2016 for each NEO.

Name	Option-Based Awards Value Vested During 2016	Share-Based Awards (PSU) Value Vested During 2016(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2016
Ian Robertson	$764,231	$843,168	$1,118,893
Chris Jarratt	$604,772	$674,539	$758,583
David Bronicheski	$236,873	$242,937	$429,126
David Pasieka	$193,476	$211,501	$347,945
Michael Snow	$192,534	$211,501	$344,430

(1)	Options and PSU values calculated at the December 30, 2016 closing price on the TSX of $11.39 per Common Share.
The 2014 LTIP series vested at a rate of 161%. The vested value as a multiple of original grant value was 2.86x, representing the growth in share price over that period and values of units issued relating to dividend payment values on an equivalent number of underlying shares equal to the number of units awarded under original grant.
Aggregate Option Exercise during 2016 and 2016 Option Values
The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of stock options in 2016, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2016. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2016, which was $11.39.

			Unexercised Options at Dec. 31, 2016		Value of Unexercised in-the-money Options at Dec. 31, 2016
Name	Number of Shares for which Options were Exercised	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Robertson	1,224,947	$7,206,417	1,174,155	701,992	$2,791,446	$548,545
Chris Jarratt	1,078,158	$6,332,911	916,694	498,211	$2,239,620	$412,386
David Bronicheski	569,047	$3,347,508	370,226	224,647	$867,372	$178,923
David Pasieka	334,101	$1,663,273	296,524	169,967	$710,410	$136,881
Michael Snow	333,501	$1,661,828	294,871	166,661	$709,467	$134,997

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 63

CEO’s Compensation Look-back
The information in this section is for the five year period 2012-2016. The table compares over a five year period Mr. Robertson’s compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the total shareholder return over the comparable periods.
Ian Robertson has been Chief Executive Officer throughout this five year period. The PSU awards in 2015 and 2016 included in this table will not vest unless performance criteria relating to those awards are met during the respective three year performance period. The 2014 and 2013 PSU awards granted to Ian Robertson vested January 1, 2017 and January 1, 2016, respectively.

Compensation Earned / Received	2016	2015	2014	2013	2012
Base Salary(1)	$850,000	$629,000	$582,000	$519,675	$419,425
Annual Incentive Plan(2)	$1,118,893	$572,440	$461,028	$633,234	$278,918
PSUs(3)	$349,821	$267,836	$843,168	$434,458	-
Value realized upon option exercise	-	-	-	-	$1,646,941
Option value – in-the-money	$480,496	$684,646	$1,127,556	$1,047,293	-
Stock Options(4)	$480,496	$684,646	$1,127,556	$1,047,293	$1,646,941
Total Realized / Realizable Pay (attributed by year)	$2,799,210	$2,153,922	$3,013,752	$2,634,660	$2,345,284
Target Total Direct Compensation (by year)	$2,890,000	$1,755,000	$1,588,000	$1,352,000	$1,132,448
CEO “Return” (%)(5)	-3.1%	22.7%	89.8%	94.9%	107.1%
Measurement Period	Jan 1, 2016 – Dec 31, 2016	Jan 1, 2015 – Dec 31, 2016	Jan 1, 2014 – Dec 31, 2016	Jan 1, 2013 – Dec 31, 2016	Jan 1, 2012 – Dec 31 2016
Cumulative TSR (%)	9.5%	30.3%	78.6%	100.8%	123.9%
Realized / Realizable Value of $100 Pay Awarded to CEO	$97	$123	$190	$195	$207
Value of $100 Shareholder Investment as at Dec. 31, 2016	$110	$130	$179	$201	$224

(1)	Actual base salary paid in each year.

(2)	Actual cash incentive paid in respect of each year.

(3)
Value of PSUs awarded each year. If PSUs have paid out, payout value is shown. If not yet vested / paid out, PSUs are shown at current realizable value of each vintage as at Dec 31, 2016 assuming target performance is achieved.

(4)
Value of stock options awarded each year. If options have been exercised, value shown is the value realized upon option exercise - attributed to year in which options were granted. For unexercised options, value shown is the in-the-money value for each vintage as at Dec 31, 2016.

(5)	Total Realized / Realizable Pay relative to Target Total Direct Compensation.
Employment Arrangements
The Corporation and its subsidiary, Liberty Utilities (Canada) Corp. entered into new employment agreements with the CEO and each NEO effective as of January 1, 2016. These agreements, which superceded the prior agreements between the Corporation and the executives, were entered into in connection with the implementation by the Corporation of its executive compensation clawback policy (see discussion on page 55 under the heading “Clawback Policy”). In addition to providing for the incorporation of clawback rights into the employment terms for the executives, the new employment agreements include a number of other amendments that were made to ensure a consistent approach for senior management for events relating to change of control and termination of employment as well as treatment of equity based compensation in those events. All such executive employment agreements are collectively referred to as the “Employment Agreements”.
Termination for Cause, Resignation and Change of Control
If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. An NEO may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, an NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.
In the case of Messrs. Robertson, Jarratt or Bronicheski, if within eighteen months (18) months following a change in control of the Corporation, either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change

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in employment terms that has not been cured by the Corporation after written notice, then Messrs. Robertson, Jarratt or Bronicheski are entitled to receive compensation equal to the following: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for twenty-four (24) months or a lump sum payment in lieu thereof. In addition, all unvested performance share units will vest as described below, and all unvested stock options will vest and be exercisable within ninety (90) days. In the case of the vesting of performance share units on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
In the case of Messrs. Snow or Pasieka, if within eighteen months (18) months following a change in control of the Corporation if either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Messrs. Snow or Pasieka are entitled to receive compensation equal to the following: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for eighteen (18) months or a lump sum payment in lieu thereof. In addition, all unvested performance share units will vest as described below, and all unvested stock options will vest and be exercisable within ninety (90) days. In the case of the vesting of performance share units on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
The Employment Agreements provide that a change of control occurs upon the occurrence of:

(i)
any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which fifty percent (50%) or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert; or

(ii)	a sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or

(iii)
the Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution provided that the change in control actually occurs.

A “Change in Control” does not occur where existing controlling shareholder(s) continue to control more than fifty percent (50%) of the Corporation’s voting power through a new ownership structure.
Termination for Reasons other than Cause
Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twenty four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for twenty four (24) months or lump sum payment in lieu thereof. In addition, all unvested performance share units which would have vested within twenty four (24) months of the last day of employment will vest as described below and all unvested stock options which would have vested within twenty four (24) months of termination will vest and be exercisable within ninety (90) days of termination. The Employment Agreements provide that, in the case of the vesting of performance share units on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for eighteen (18) months or lump sum payment in lieu thereof. In addition, all unvested performance share units

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which would have vested within eighteen (18) months of termination will vest as described below and all unvested stock options which would have vested within eighteen (18) months of termination will vest and be exercisable within ninety (90) days of termination. The Employment Agreements provide that, in the case of the vesting of performance share units on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.
Summary Termination Table
Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2016 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement	Bonus Entitlement	Options	Share-Based Awards(1)	Benefits	Total Payout
Ian Robertson	Termination without Cause	$1,700,000	$1,360,000	$548,545	$617,657	$487,017	$4,713,219
	Termination upon Change of Control	$1,700,000	$1,360,000	$548,545	$617,657	$487,017	$4,713,219
Christopher Jarratt	Termination without Cause	$1,150,000	$920,000	$412,386	$382,898	$308,560	$3,173,844
	Termination upon Change of Control	$1,150,000	$920,000	$412,386	$382,898	$308,560	$3,173,844
David Bronicheski	Termination without Cause	$950,000	$522,500	$178,923	$169,779	$233,007	$2,054,210
	Termination upon Change of Control	$950,000	$522,500	$178,923	$169,779	$233,007	$2,054,210
David Pasieka	Termination without Cause	$600,000	$330,000	$99,196	$47,029	$153,481	$1,229,707
	Termination upon Change of Control	$600,000	$330,000	$136,881	$129,333	$153,481	$1,349,696
Michael Snow	Termination without Cause	$585,000	$321,750	$98,254	$47,029	$149,133	$1,201,165
	Termination upon Change of Control	$585,000	$321,750	$134,997	$127,283	$149,133	$1,318,163

(1)	The value of the share based units is calculated using $11.39 being the closing price of the Common Shares on the TSX on December 30, 2016.
ADDITIONAL INFORMATION
Copies of the Corporation’s financial statements for the year ended December 31, 2016, together with the report of the auditors thereon, management’s discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 66

CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES
The Corporation’s financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2016, which will be presented at the Meeting, are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain financial terms used in this Circular – including “adjusted net earnings” and “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) – are not recognized measures under U.S. GAAP (“non-GAAP measures”) and there is no standardized measure for such terms. Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of their ability to generate cash from operations. The Corporation uses this calculation to monitor the amount of cash generated by the Corporation as compared to the amount of dividends paid by the Corporation. The Corporation uses Adjusted EBITDA to assess the operating performance of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. The Corporation adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Corporation. Where the Corporation manages the day to day operations of a facility and receives the majority of its economic benefits, the full operating profit of such facility is included in calculating the measure. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Please refer to the Corporation’s most recent Management’s Discussion & Analysis filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for further information regarding Algonquin’s use of non-GAAP measures, including reconciliations to the most directly comparable U.S. GAAP financial measures.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 67

SCHEDULE “A”

Share Unit Plan Amendment Resolution
RESOLVED that:

1.
the Performance and Restricted Share Unit Plan (the “Share Unit Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”) be amended such that the maximum number of common shares of the Corporation available for issuance from treasury upon the vesting of the performance share units and restricted share units outstanding be increased from a fixed maximum of 500,000 common shares of the Corporation to a fixed maximum of 7,000,000 common shares of the Corporation, subject to the other terms and conditions of the Share Unit Plan; and

2.	any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 68

SCHEDULE “B”

Advisory Vote on Approach to Executive Compensation of Algonquin Power & Utilities Corp. (the “Corporation”)
RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the June 8, 2017 annual and special meeting of the shareholders of the Corporation.

ALGONQUIN POWER & UTILITIES CORP | Management Information Circular – Proxy Statement 69

SCHEDULE “C”

Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates(1)

Adopted with effect from January 1, 2011, as amended March 6, 2014 and May 11, 2017

1.PREAMBLE AND DEFINITIONS

1.1	Title and Conflict.
The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates”.
In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.
The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.

1.2	Purpose of the Plan.
The purposes of the Plan are:

(i)	to promote a significant alignment between employees of the Corporation and the participating Affiliates and the growth objectives of the Corporation and the participating Affiliates;

(ii)	to associate a portion of participating employees’ compensation with the performance of the Corporation and its participating Affiliates over the long term; and

(iii)	to attract and retain the critical employees to drive the business success of the Corporation and its participating Affiliates.

1.3	Definitions.

1.3.1	“Account” has the meaning set out in Section 5.1.

1.3.2
“Affiliate” means any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls. For the purposes of this definition, the Corporation is deemed to “control” such corporation, partnership or other entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise.

1.3.3
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.4
“Award Agreement” means the written or electronic agreement between the Corporation and a Participant under which the terms of an award are established, as contemplated by Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

(1)	Blacklined to show amendments since the March 6, 2014 version of the Plan.

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1.3.5	“Award Date” means the effective date of a grant of PSUs or RSUs, as applicable, to a Participant as stated in the applicable Award Agreement.

1.3.6	“Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.

1.3.7	“Award RSUs” means the number of RSUs awarded to a Participant ~~in~~ as stated in the applicable Award Agreement.

1.3.8
“Award Value” means the value, in dollars, of an award made to a Participant and as stated in the applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.

1.3.9	“Board” means the Board of Directors of the Corporation.

1.3.10	“Change in Control” shall be deemed to have occurred for purposes of this Plan if:

(i)
there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed) or of any voting rights attached to any securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation (or the participating Affiliate by which the applicable Participant is employed) that may be cast to elect directors of the Corporation (or the participating Affiliate by which the applicable Participant is employed); or

(ii)
Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)
the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Participant is employed) has occurred, or that such a Change in Control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.

1.3.1
“Change of Control Price” means the per Share consideration paid in conjunction with any transaction resulting in a Change of Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash) or in the event the Change of Control is pursuant to clause (ii) of the definition of “Change of Control”, the per Share consideration paid for the assets sold pursuant to such Change of Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash), net of any transaction expenses incurred in connection with such Change of Control to the extent not otherwise reflected in the per Share consideration (or cash value of such consideration as the case may be), plus or minus the residual assets and liabilities of the Corporation, each as determined by the Board in good faith on a per Share basis

1.3.2
~~1.3.11~~ “Committee” means, in relation to Awards to Participants other than members of the Senior Management Committee, the Senior Management Committee and, in relation to Awards to any member of the Senior Management Committee, the Board or such committee of the Board which may be designated by the Board as the “Committee” with respect to such Awards.

1.3.3	~~1.3.12~~ “Corporation” means Algonquin Power & Utilities Corp. and any successor corporation, whether by amalgamation, merger or otherwise.

1.3.4
~~1.3.13~~ “Disability” means a physical or mental incapacity of the Participant that has prevented the Participant from performing the duties customarily assigned to the Participant for one hundred and eighty (180) calendar days, whether or not consecutive, out of any twelve (12) consecutive months

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and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

1.3.5	~~1.3.14~~ “Dividend Equivalent Units” has the meaning set out in Section 5.2.

1.3.6	~~1.3.15~~ “Insider” has the meaning ascribed to this term for the purposes of the Stock Exchange rules relating to Securities-Based Compensation Arrangements.

1.3.7
~~1.3.16~~ “Market Value” at any date in respect of the Shares means , subject to Section 1.3.11, the volume weighted average trading price of such Shares on the Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

1.3.8
~~1.3.17~~ “Participant” means such executive or other employee of the Corporation or any Affiliate as the Committee may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement

1.3.9
~~1.3.18~~ “Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.

1.3.10
~~1.3.19~~ “Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Committee in respect of a grant of PSUs to any Employee or Employees and set out in an Award Agreement. Performance Criteria may apply to the Corporation, an Affiliate, the Corporation and its Affiliates as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.

1.3.11
~~1.3.20~~ “Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect of which the Performance Criteria are assessed and determined to be satisfied by the Committee in order for such PSU to become a Vested PSU as set forth in the Award Agreement applicable to such grant.

1.3.12
~~1.3.21~~ “Period of Absence” means, with respect to a Participant, a period of time that lasts for at least ninety (90) days throughout which the Participant is on a leave of absence from the Corporation or an Affiliate that has been approved by the Corporation or Affiliate, as applicable, a Statutory Leave, or is experiencing a Disability.

1.3.13
~~1.3.22~~ “Plan” means this Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

1.3.14
~~1.3.23~~ “PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.

1.3.15
~~1.3.24~~ “PSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

1.3.16	~~1.3.25~~ “RSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market

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Value and which generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or an Affiliate.

1.3.17
“RSU Balance” in respect of any particular date means the number of RSUs recorded in a Participant’s Account in respect of a particular Vesting Period, which shall include the RSU Award plus all Dividend Equivalent Units in respect of such RSUs.

1.3.18
~~1.3.26~~ “Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to employees, insiders or service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

1.3.19
~~1.3.27~~ “Senior Management Committee” means the Chief Executive Officer of the Corporation with the input of the Chief Financial Officer of the Corporation and the President of the Corporation or, in relation to an Award to a Participant employed by a participating Affiliate, the President of such Affiliate, or such other committee or individuals which may be appointed by the Chief Executive Officer of the Corporation to, among other things, interpret, administer and implement the Plan in relation to Awards to Participants other than the members of the Senior Management Committee.

1.3.20
~~1.3.28~~ “Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

1.3.21
~~1.3.29~~ “Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation or an Affiliate.

1.3.22
~~1.3.30~~ “Stock Exchange” means the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.23	~~1.3.31~~ “Stock Exchange Rules” means the applicable rules of the Stock Exchange.

1.3.24	“Successor Entity” shall have the meaning set out in Section 7.8.1(iii).

1.3.25
~~1.3.32~~ “Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Committee, (i) have been met; or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning

1.3.26
~~1.3.33~~ “Vesting Date” means, with respect to a PSU or RSU, the date on which the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section ~~1.3.32.~~1.3.35.

2.    CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2
Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3
Severability. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

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2.4
Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.    EFFECTIVE DATE AND EMPLOYMENT RIGHTS

3.1	Effective Date. The Corporation is establishing the Plan effective January 1, 2011.

3.2
No Employment Rights. Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of an Affiliate. For greater certainty, except as expressly required by applicable employment standards legislation, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

4.    PSU AND RSU GRANTS AND PERFORMANCE PERIODS

4.1	Awards of PSUs and RSUs. The Plan shall be administered by the Committee.
The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:

4.1.1	determine the Award Value for each award under an Award Agreement;

4.1.2	make grants of PSUs and RSUs in respect of any award under an Award Agreement;

4.1.3	determine the Award Date for grants of PSUs and RSUs, if not the date on which the Committee determines to make such grants under an Award Agreement;

4.1.4	determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall be granted under an Award Agreement;

4.1.5	approve or authorize the applicable form and terms of the related Award Agreements;

4.1.6
determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant, including, without limitation the following, (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Committee; (E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which a PSU or RSU shall be forfeited, cancelled or expire; (G) the consequences of a termination of employment with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs, including whether particular Vested PSUs or Vested RSUs will be settled in cash, Shares issued from treasury or Shares bought on the open market; and (I) whether and the terms upon which any Shares delivered upon settlement of a PSU or RSU must continue to be held by a Participant for any specified period;

4.1.7
determine whether and the extent to which any Performance Criteria applicable to the Vesting of a PSU or other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;

4.1.8
amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Committee may amend the terms of an Award Agreement without the consent of the Participant if complying with Applicable Law;

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4.1.9	determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

4.1.10	interpret the Plan and Award Agreements;

4.1.11	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

4.1.12	determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder; and

4.1.13	make all other determinations deemed necessary or advisable for the administration of the Plan.

4.2	Eligibility and Award Determination.

4.2.1
In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

4.2.2
The PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the Participant for such Performance Period by the Market Value as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.3
The RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.4
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs shall not entitle any Participant to an award of PSUs in respect of any other Performance Period or any future grant of RSUs; nor shall the Committee’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time. No Participant has any claim or right to receive an award or any PSUs or RSUs.

4.2.5
An Award Agreement shall set forth, among other things, the following: the Award Date of the award evidenced thereby; the number of PSUs or RSUs, as applicable, granted in respect of such award; the Performance Criteria applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case of PSUs, the applicable Performance Period; and may specify such other terms and conditions as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs.

4.3
PSUs and RSUs. Each whole PSU and RSU will give a Participant the right to receive either a Share or a cash payment~~,~~ as determined by the Committee, in an amount determined in accordance with the terms of the Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or RSUs, as the case may be, under Article 7.

4.1
Clawback. Notwithstanding anything in the Plan to the contrary, but subject to the terms of any Award Agreement or any written employment agreement between the Participant and the Corporation or any Affiliate, all PSUs and RSUs granted under the Plan, any Shares issued or payments made under the Plan and any gains realized upon settlement of a PSU or an RSU shall be subject to clawback or recoupment as permitted or mandated by Applicable Law or any policy as enacted, adopted or modified from time to time by the Corporation or an Affiliate.

5.    ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

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5.1
Account. An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such PSUs or RSUs, as applicable, are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2
Dividend Equivalent Units. Whenever cash dividends are paid on the Shares during the ~~Performance Period applicable to a particular~~period from the Award Date under the Award Agreement to the date of settlement of the PSUs or RSUs granted thereunder, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”). The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account as at the record date for the cash dividend had been Shares by (ii) the Market Value on the date on which the dividend is paid on the Shares. Dividend Equivalent Units shall ~~Vest~~be Vested to the same extent and ~~be~~ paid at the same time as the PSUs or RSUs, as applicable, to which they relate and shall be considered to be designated as payable in Shares or in cash as the related PSUs or RSUs in the Participant’s Account are so designated.

5.3
Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin‑off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs and RSUs in the Participant’s Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

6.    FUNDING OF ~~PSU~~ AWARDS BY SHARE PURCHASES OR ISSUANCES

6.1	Maximum Number of Shares Issuable from Treasury. The maximum number of Shares that are issuable under the Plan to pay awards under the Plan shall be an aggregate of ~~500,000~~7,000,000 Shares.

6.2
Purchases of Shares on Open Market. ~~Any purchases of~~ Shares may be purchased to satisfy the settlement of Vested PSUs and Vested RSUs pursuant to the Plan ~~shall be made on the open market~~by a trustee appointed by the Corporation for this purpose or by a broker designated by the Corporation who is independent of the Corporation in accordance with Stock Exchange Rules ~~and who is a member of the Stock Exchange. Subject to the foregoing part of this Section 6.1, any such designation~~. Shares purchased pursuant to this Section 6.2 shall be purchased on the open market at prevailing market prices with amounts contributed by the Corporation or an Affiliate. The designation of a Trustee or broker may be changed from time to time.

6.3
Issuances of Shares from Treasury. Any issuances of Shares from treasury to pay awards as contemplated by Section ~~7.3~~7.4 shall be issued at a price per Share equal to the Market Value on the date of issuance.

6.4	Insider Participation Limit. Awards under the Plan shall not be paid in Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:

6.4.1
the number of Shares reserved for issuance to Insiders under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or

6.4.2
the issuance to Insiders, within a one year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares.

7.    VESTING AND PAYMENT OF ~~PSU~~ AWARDS

7.1
Vesting of PSUs. Upon the first day immediately following the end of the Performance Period, the ~~PSU’s~~PSUs represented by the PSU Balance as at such date shall vest, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Committee in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment

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Factor is equal to zero, no ~~PSU’s~~PSUs will vest. Except where the context requires otherwise, each PSU which vests pursuant to ~~Article 7~~this Article 7 and each Dividend Equivalent Unit credited in respect of such PSUs after the end of the Performance Period shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.1.

7.2
Performance Criteria. The PSUs granted to a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent ~~PSUs~~Units credited on or before the end of the Performance Period specified in the Award Agreement) shall become Vested PSUs only upon the Committee’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.

7.3
Vesting of RSUs. ~~Award RSUs shall Vest on~~Upon the Vesting Date(s) specified in the applicable Award Agreement ~~for such Award RSUs, together with Dividend Equivalent Units granted in respect of such Award RSUs,~~, the RSUs comprising a Participants RSU Balance shall Vest in such proportion as is may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 and each Dividend Equivalent Unit credited in respect of such RSU after its Vesting Date shall be referred to herein as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.3.

7.4
Payment in Shares. In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Committee ~~as payable~~for settlement in Shares, the Participant or his legal representative, as applicable, shall receive a number of Shares equal to the number of Vested PSUs ~~credited to the Participant’s Account as of the last day of such Performance Period and the number of Vested RSUs~~or Vested RSUs, as the case may be, credited to the Participant’s Account on the ~~Vesting Date thereof that have been designated for payment in Shares~~date fixed by the Committee for the delivery of the Shares in respect of such Vested PSUs or Vested RSUs (rounded down to the nearest whole number of Shares). ~~The~~In the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of issuance of Shares from treasury, such Shares shall be distributed to the Participant or his legal representative, as applicable, ~~in a single transfer no later than~~at such time or times as may be determined in accordance with such Award Agreement. In the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of the delivery of Shares bought on the open market, such Shares shall be delivered no later than the earlier of (i) the date that is six (6) months following the last day of the Performance Period (or, in the event ~~of~~Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the Participant’s date ~~of the Participant’s~~ death)~~.~~; or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.

7.5	Payment in Cash.

7.5.1
~~7.5 Payment in Cash.~~ In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Committee ~~as payable~~for settlement in Shares, the Participant or his legal representative, as applicable, shall receive a cash payment equal to: (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as of the last day of such Performance Period, (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to his Account as of the Vesting Date (rounded down to the nearest whole number of ~~PSUs~~RSUs). Subject to Section 10.10, the cash payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum no later than the earlier of (i) the date that is six (6) months following the last day of the Performance Period ~~or Vesting Date, as applicable~~ (or, in the event ~~of~~Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the ~~date of the Participant’s death), less any applicable statutory withholdings~~

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~~or deductions~~Participant’s date of death); or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.

7.6	Death, Period of Absence.

7.6.1
Death. Where the employment of a Participant terminates during a Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death: (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant`s date of death. The Participant shall be entitled to receive ~~in~~ cash or ~~in~~ Shares (or a combination thereof), as specified by the Committee, ~~a payment relating to such Vested PSUs and/or RSUs~~ determined in accordance with Sections 7.4 or 7.5. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.

7.6.2
Period of Absence. In the event of a Participant’s Period of Absence during a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.6.2 and Section 7.6.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent PSUs and RSUs) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.2 and the Participant shall be entitled to receive in cash or in Shares (or a combination thereof), as specified by the Committee in respect of such Vested PSUs and Vested RSUs determined in accordance with Section 7.4 or 7.5, as applicable, except that the number of Vested PSUs and Vested RSUs used to calculate the value of the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.2 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate and the denominator of which equals the number of whole and partial months in the Performance Period; in the case of PSUs, or in the period from the Award Date to the Vesting Date of such RSUs.

7.6.3
For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

7.6.4
Notwithstanding Section 7.6.2, where a Participant experiences a Period of Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or an Affiliate within one hundred and eighty (180) days following the end of such Performance Period or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise.

7.7
Other Terminations of Employment. ~~In~~Except as otherwise provided in the Award Agreement governing the grant of PSUs or RSUs to a Participant or a written employment or other agreement between the Participant and the Corporation or any Affiliate, in the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment is terminated by the Corporation or an Affiliate of the Corporation for any reason, or (ii) a Participant voluntarily terminates his employment with the Corporation or an Affiliate of the Corporation, including due to retirement, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Sections 7.4 and 7.5.

7.8	Change in Control.

7.8.1
Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a Participant, the occurrence of a Change of Control will not result in the Vesting of PSUs or RSUs that have not previously Vested, provided that

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(i)	such PSUs and RSUs that have not previously Vested will continue to Vest in accordance with the Plan and the Award

(ii)
in the case of PSUs, the Performance Adjustment Factor for fiscal years of the Corporation or other relevant periods, as determined in accordance with the Award Agreement for such PSUs, completed prior to the date of the Change of Control shall be based on the actual performance achieved to the date of the Change of Control and the Performance Adjustment Factor for periods following the date of the Change of Control shall be deemed to be 100%; and

(iii)
an entity that directly or indirectly acquires control of the Corporation (or the Affiliate that employs the Participant, as applicable) or otherwise becomes a successor to Algonquin Power & Utilities Corp. (or the Affiliate that employs the Participant, as applicable) (a “Successor Entity”) agrees to assume the obligations of the Corporation in respect of the Participant’s unvested RSUs and PSUs.

7.8.2
Unless determined otherwise by the Committee or pursuant to the terms of a written agreement between the Corporation or a Successor Entity and the Participant, where a Participant’s employment terminates following a Change of Control, the provisions of Section 7.6.1 or Section 7.7, as the case may be, shall apply.

7.8.3
~~7.8 Change in Control. Notwithstanding any other provision of the Plan, but subject to the terms of any Award Agreement or any employment agreement between the Participant and the Corporation or any Affiliate, in the event of a Change in Control, all PSUs and RSUs credited to each Account (including for greater certainty Dividend Equivalent Units) which have not become Vested PSUs or Vested RSUs, shall become Vested PSUs and Vested RSUs on the basis of one (1) PSU becoming one (1) Vested PSU and one (1) RSU becoming one (1) Vested RSU, as at the time of Change in Control (unless otherwise determined by the Committee). As soon as practicable following a Change in Control each Participant shall, at the discretion of the Committee, receive in cash or in Shares (or a combination thereof) a payment equal to the number of such Vested PSUs and Vested RSUs (as determined pursuant to this Section 7.7) credited to the Participant’s Account at the time of the Change in Control (rounded down to the nearest whole number of Vested PSUs and Vested RSUs) multiplied by the price at which the Shares are valued for the purpose of the transaction or series of transactions giving rise to the Change in Control, or if there is no such transaction or transactions at the Market Value on the date of the Change in Control, less any statutory withholdings or deductions. Notwithstanding the foregoing, where a Change in Control occurs and no Shares are distributed and no cash payments are made to a Participant within thirty (30) days following the Change in Control, the Corporation shall cease to have the discretion to provide the Participant with Shares and shall be required to pay (or cause an Affiliate to pay) to the Participant in respect of his Vested PSUs and Vested RSUs and Dividend Equivalent Units the amount determined in accordance with the cash payment formula set out above.~~ Subject to the provisions of Section 7.8.4 or as otherwise provided in the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control.

7.8.4
Notwithstanding Section 7.8.3, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change of Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any Successor Entity; provided, however, that any such Alternative Award must:

(i)	be based on stock which is traded on the Toronto Stock Exchange and/or an established U.S. securities market;

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(ii)
provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better Vesting conditions (including Vesting upon termination of employment) and identical or better timing and methods of payment;

(iii)	recognize, for the purpose of Vesting provisions, the time that the Award was held prior to the Change of Control; and

(iv)	have substantially equivalent economic value to such Award (determined immediately prior to the time of the Change of Control).
8.    CURRENCY

8.1	Currency. All references in the Plan to currency refer to lawful Canadian or United States currency as indicated.
9.    SHAREHOLDER RIGHTS

9.1
No Rights to Shares. PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be ~~acquired by, or~~ provided ~~from,~~by the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

10.    ADMINISTRATION

10.1	Committee. Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

10.2
Delegation and Administration. The Committee may delegate to any one or more directors, officers or employees of the Corporation and/or its participating Affiliates such duties and powers relating to the Plan as it may see fit. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee or any one or more directors, officers or employees of the Corporation and/or its participating Affiliates as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. .

10.3
Effects of Committee’s Decision. Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

10.4
Liability Limitation. No member of the Committee, the Board or any officer, director or employee of the Corporation or any Affiliate shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer, director or employee of the Corporation or an Affiliate.

10.5
Compliance with Laws and Policies. The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.

10.6
Withholdings. So as to ensure that the Corporation or an Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or an Affiliate may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary to permit the Corporation or the Affiliate, as applicable, to so comply. The Corporation and any Affiliate may also satisfy any liability for any such withholding obligations, on such

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terms and conditions as the Corporation may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Corporation may require so that the Corporation and its Affiliates can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Corporation or an Affiliate in advance, or reimburse the Corporation or any Affiliate for, any such withholding obligations.

10.7
No Additional Rights. Neither designation of an employee as a Participant nor the establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.

10.8	Amendment, Termination. The Plan may be amended or terminated at any time by the Committee in whole or in part, provided that:

10.8.1
no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

10.8.2	no amendment of the Plan shall be effective unless such amendment is approved by the Stock Exchange; and

10.8.3	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

10.8.3.1	amendment for which, under the requirements of the Stock Exchange or any applicable law, shareholder approval is required;

10.8.3.2	reduction of the purchase price of Shares issued or purchased to pay awards granted under the Plan or the cancellation and reissuance of awards under the Plan;

10.8.3.3	extension of the term of an award under the Plan beyond the original expiry date of the award;

10.8.3.4	any amendment to remove or exceed the insider participation limit set out in Section 6.4;

10.8.3.5	an increase to the maximum number of Shares issuable from treasury under the Plan;

10.8.3.6	amendments to eligible Participants that may permit the introduction or non-employee directors on a discretionary basis;

10.8.3.7	allowance of awards granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

10.8.3.8	amendment to this Section 10.8.

10.9
Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan. For greater certainty and unless otherwise determined by the Committee, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.

10.10
Compliance with Section 409A of the U.S. Internal Revenue Code. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”). In furtherance of the foregoing, and notwithstanding Section 7.4 or 7.5 to the contrary, if any PSU or RSU awarded under this Plan would constitute non-exempt “deferred compensation” for purposes of Section 409A, then payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum, less

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any applicable statutory withholdings or deductions, either (1) during the immediately following calendar year if the last day of the Performance Period or the Vesting Date, as applicable, is December 31, or (2) if (1) does not apply, no later than 90 days following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than 90 days following the date of the Participant’s death), provided that the Participant does not have a right to designate the year of the payment. Neither the Committee, the Corporation nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant as a result of the application of Section 409A.
11.    ASSIGNMENT

11.1	Assignment. The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

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SCHEDULE “D”

ALGONQUIN POWER & UTILITIES CORP.
MANDATE OF THE BOARD OF DIRECTORS
1.    PURPOSE

1.1
The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.    MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

2.2
Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards.

2.3
Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, then the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair of the Board shall not be the chief executive officer of the Corporation.

2.4
Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.5
Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.6	Meetings Without Management - At each meeting of the Board, directors shall, under the oversight of the Chair of the Board or the Lead Director, as applicable, meet without management being present.
3.    ELECTION OF DIRECTORS

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3.1	Majority Voting Policy – The Board has adopted a majority voting policy for the annual election of directors.
4.    FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

4.1	Strategic Planning

a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.
Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

4.2	Risk Management

a.
General - At least annually, the Board shall, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating to financial and accounting controls and risks), review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.
Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

4.3	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.
Succession Review - At least annually, the Board shall, with the assistance of the Compensation Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

4.4	Corporate Governance

a.	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

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b.
Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting- At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

4.5	Financial Information

a.
General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

c.
Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

4.6	Communications

a.
General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

4.7	Committees of the Board

a.
Board’s Committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

b.
Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee's charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.
Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

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5.    RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

5.1
Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

5.2	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

a.
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

b.	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

c.	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

5.3	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

5.4	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.
6.    OWNERSHIP GUIDELINES

6.1
Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. In particular, each director shall maintain equity ownership (the “Director Equity Guideline”) of a value equal to approximately three times the value of his or her annual cash retainer.

6.2
Timing of Compliance – Directors will have up to five years from the latter of the time of initial appointment or election to the Board or the adoption of the policy related to the Director Equity Guideline to achieve the Director Equity Guideline. The Board may vary the time for compliance in extenuating circumstances.

6.3
Valuation – Equity ownership will be calculated on the basis of the market value of the common shares of the Corporation at the time such valuation is made, subject to the Board’s discretion with regard to short-term fluctuations in the market price of the shares.

7.    ORIENTATION, SELF-ASSESSMENT AND EVALUATION

7.1	Each director shall participate in orientation and continuing education programs developed for the Board.

7.2
At least annually, the Board shall along with the Corporate Governance Committee conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.    CURRENCY OF MANDATE
The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of May 11, 2017.

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